Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 - IDENTITY OF COMPANY

1.1            Name and Address of Company

Quipt Home Medical Corp. (the “Company” or “Quipt” or “QHM”)

1019 Town Drive

Wilder, Kentucky 41076

1.2            Executive Officer

Hardik Mehta, Chief Financial Officer

Telephone: (859) 202-3085

ITEM 2 - DETAILS OF ACQUISITION

2.1            Nature of Business Acquired

The Company acquired (the “Acquisition”), indirectly through its subsidiary, QHM Holdings Inc., Great Elm Healthcare, LLC (“Great Elm”), a division of Great Elm Group, Inc. (NASDAQ:GEG), in accordance with a membership interest purchase agreement by and among Great Elm, the sellers named therein (collectively, the “Sellers”), Great Elm DME Holdings, Inc., as the Sellers’ representative, QHM Holdings Inc. and the Company dated January 3, 2023 (the “Purchase Agreement”).

Great Elm is a limited liability company organized under the laws of the State of Delaware and a participating Medicare provider that provides (i) nebulizers, oxygen concentrators, and continuous positive airway pressure (CPAP) and bilevel positive airway pressure (BiPAP) units; (ii) traditional and non-traditional durable medical respiratory equipment and services; (iii) non-invasive ventilation equipment, supplies and services; (iv) power mobility services; and (v) sleep testing.

Great Elm is a respiratory disease-focused durable medical equipment business with 21 locations in eight states in the Midwest, Southwest and Pacific Northwest. The Acquisition adds seven new states to Quipt’s current geographic coverage, including Arizona, Alaska, Iowa, Kansas, Nebraska, Oregon, and Washington. The Acquisition adds approximately 8,500 referring physicians bringing Quipt’s referring network base to over 32,500 physicians, while increasing Quipt’s active patient count by approximately 70,000, bringing total patient count to approximately 270,000 active patients for the post-transaction Company.

This combination of two leading clinical respiratory providers is expected to materially enhance Quipt’s already robust patient-centric ecosystem, permitting enterprise-wide collaboration with key market touchpoints such as hospitals, sleep centers, referring physicians , rehab centers, and long-term care facilities.

For further information about the Acquisition, please refer to the Purchase Agreement, a copy of which has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2.2            Acquisition Date

January 3, 2023.

2.3            Consideration

The aggregate consideration for the sale of all of the equity interests in Great Elm was $80 million (subject to customary adjustments of Great Elm’s working capital, existing debt and expenses), comprised of $73 million in cash, $5 million in assumed debt, and approximately $2 million by the issuance of 431,996 common shares in the capital of Quipt at a deemed price per share equal to $4.63.

In connection with the Acquisition, Quipt drew down a total of $73 million from its previously disclosed $110 million senior secured credit facility with CIT Bank, N.A.

Unless the context otherwise requires, all references in this Business Acquisition Report to “$” or “US$” refer to United States dollars.

2.4            Effect on Financial Position

Upon completion of the Acquisition, Great Elm became a wholly owned subsidiary of the Company.

The effect of the Acquisition on the Company’s financial performance and financial position is presented in the financial statements (including the unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto) included as Schedules included hereto which form part of this Business Acquisition Report. The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to project the future results of operations or financial position of the Company.

2.5            Prior Valuations

No valuation opinions were obtained within the last 12-months by the Company as required by securities legislation or as required by a Canadian exchange or a market to support the consideration paid by the Company in connection with the Acquisition.

2.6            Parties to Transaction

No informed person, associate or affiliate of the Corporation, as those terms are defined under applicable securities legislation, was a party to the Acquisition.

2.7            Date of Report

February 13, 2023.

ITEM 3 - FINANCIAL STATEMENTS AND OTHER INFORMATION

Pursuant to Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following financial statements are incorporated by reference in or attached as schedules to this Business Acquisition Report and form part of this Business Acquisition Report:

Schedule A	The audited consolidated financial statements of Great Elm for the year ended June 30, 2022 and 2021, together with the notes thereto and the independent auditor’s report thereon.

Schedule B	The unaudited condensed consolidated interim financial statements of Great Elm for the three month periods ended September 30, 2022 and 2021, together with the notes thereto.

Schedule C

The unaudited pro forma condensed consolidated financial statements of the Company that give effect to the Acquisition, which are comprised of: (i) the pro forma condensed consolidated statement of financial position as at September 30, 2022; (ii) the pro forma condensed consolidated statement of income (loss) and comprehensive income (loss) for the year ended September 30, 2022, in each case, together with the notes thereto and other information required by Part 8 of NI 51-102.

By Reference	The audited consolidated financial statements of the Company for the year ended September 30, 2022, together with the notes thereto and the independent auditor’s report thereon.

Caution Regarding Unaudited Pro Forma Financial Statements

This Business Acquisition Report contains the unaudited pro forma condensed consolidated financial statements of the Company. Such unaudited pro forma condensed consolidated financial statements have been prepared using certain of the Company’s and Great Elm’s respective historical condensed consolidated financial statements as more particularly described in the notes to such unaudited pro forma condensed consolidated financial statements. In preparing such unaudited pro forma condensed consolidated financial statements, the Company has not independently verified the financial statements of Great Elm that were used to prepare the unaudited pro forma condensed consolidated financial statements. The historical audited condensed consolidated financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma condensed consolidated statement of comprehensive loss, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma condensed consolidated financial statement of income (loss) and comprehensive income (loss). The unaudited pro forma condensed consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Acquisition or for liabilities that may result from integration planning. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Acquisition occurred on the dates indicated in Note 2, Basis of Presentation in Schedule C .

The unaudited pro forma condensed consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Information

Certain statements contained in this Business Acquisition Report constitute “forward-looking information” as such term is defined in applicable Canadian securities legislation (collectively, “forward-looking information”). The words “may”, “would”, “could”, “should”, “potential”, “will”, “seek”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “outlook”, and similar expressions as they relate to the Company, including: post integration financial results; anticipated pro forma cost savings and synergies and the timing of capturing them; the Acquisition expecting to be financially accretive to overall growth and cash flow; anticipated cross-selling opportunities; the acquisition increasing resupply revenue and margins and the timing of such; Great Elm’s footprint expected to create additional opportunities to expand Quipt’s access for accretive tuck-in acquisitions; the Acquisition enhancing Quipt’s patient-centric ecosystem; the Acquisition providing the Company with significant additional inorganic and organic growth opportunities; the Company being able to expand its senior credit facilities when opportunities arise; and the impact the Acquisition will have on the Company’s ability to complete further acquisitions; are intended to identify forward-looking information.

All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company’s current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Acquisition achieving results at least as good as historical performances; the financial information regarding the Acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; $2 million of cost savings and synergies, with all other projected elements remaining the same based on historical performance; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted.

Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this Business Acquisition Report is made as of the date of this Business Acquisition Report and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to be correct. The forward-looking information contained herein is expressly qualified in the entirety by this cautionary statement.

Undue reliance should not be placed on forward-looking information contained in this Business Acquisition Report. The Company expressly disclaims any intention or obligation to update or revise any information contained in this Business Acquisition Report (including forward-looking information), whether as a result of new information, future events or otherwise, except as required by applicable law, and readers should not assume that any lack of update to information contained in this Business Acquisition Report means that there has been no change in that information since the date of this Business Acquisition Report and should not place undue reliance on forward-looking information.

SCHEDULE A

Consolidated Financial Statements and Report of Independent Certified Public Accountants

Great Elm Healthcare, LLC

June 30, 2022 and 2021

  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Great Elm Healthcare, LLC

Opinion

We have audited the consolidated financial statements of Great Elm Healthcare, LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of June 30, 2022 and 2021, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

GT.COM

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Boston, Massachusetts
September 12, 2022

Great Elm Healthcare, LLC

CONSOLIDATED BALANCE SHEETS

As of June 30,

in ’000’s

	2022	2021
ASSETS
Cash and cash equivalents	$1,309	$5,637
Accounts receivable	5,867	6,518
Inventories	898	1,066
Prepaids and other current assets	385	3,365
Total current assets	8,459	16,586
Property and equipment, net	521	957
Equipment held for rental, net	7,504	7,391
Identifiable intangible assets, net	5,921	7,105
Goodwill	52,463	50,536
Right to use asset, net	2,989	4,331
Other assets, net	163	176
Total assets	$78,020	$87,082

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable	$6,029	$5,589
Accrued expenses and other liabilities	3,514	3,349
Deferred revenue	1,218	4,438
Related party payables	568	281
Current portion of lease liabilities	1,218	1,648
Current portion of equipment financing debt	2,993	1,974
Total current liabilities	15,540	17,279
Lease liabilities, net of current portion	1,903	2,856
Equipment financing debt, net of current portion	-	67
Redeemable preferred stock (held by related parties, face value $38,100 and $44,100)	31,204	34,938
Embedded derivative	7,924	5,815
Other liabilities	-	521
Total liabilities	56,571	61,476

Commitments and contingencies

MEMBERS’ EQUITY
Additional paid in capital	29,005	29,005
Accumulated deficit	(7,556)	(3,399)
Members’ equity	21,449	25,606
Total liabilities and members’ equity	$78,020	$87,082

The accompanying notes are an integral part of these consolidated financial statements.

5

Great Elm Healthcare, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended June 30,

in ’000’s

	2022	2021
Revenues
Durable medical equipment sales and service revenue	$41,720	$37,460
Durable medical equipment rental income	21,738	20,183
Total revenues	63,458	57,643

Operating costs and expenses
Cost of durable medical equipment sold and services	16,795	16,881
Cost of durable medical equipment rentals (1)	7,149	6,950
Other operating expenses (2)	33,693	29,321
Depreciation and amortization	1,737	1,909
Total operating costs and expenses	59,374	55,061

Interest expense	(5,170)	(4,042)
Loss on redemption of redeemable preferred stock	(959)	-
Extinguishment of debt	-	(1,866)
Other income (expense)	(2,112)	692
NET LOSS	$(4,157)	$(2,634)

(1) Includes depreciation expense of:	$6,527	$6,286
(2) Net of CARES Act of:	$2,314	$4,601

The accompanying notes are an integral part of these consolidated financial statements.

6

Great Elm Healthcare, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Years ended June 30, 2022 and 2021

in ’000’s

	Additional Paid-in Capital	Accumulated Deficit	Members’ Equity
Balance, June 30, 2020	$38,943	$(765)	$38,178
Net loss	-	(2,634)	(2,634)
Distributions to members	(9,938)	-	(9,938)
Balance, June 30, 2021	29,005	(3,399)	25,606
Net loss	-	(4,157)	(4,157)
Distributions to members	-	-	-
Balance, June 30, 2022	$29,005	$(7,556)	$21,449

The accompanying notes are an integral part of these consolidated financial statements.

7

Great Elm Healthcare, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30,

in ’000’s

	2022	2021
Cash flows from operating activities:
Net loss	$(4,157)	$(2,634)
Adjustments to reconcile net loss to net cash provided in operating activities:
Depreciation and amortization	8,264	8,195
Non-cash interest and amortization of capitalized issuance costs	1,332	683
Loss on extinguishment of debt	959	1,866
Other non-cash expense, net	1,620	1,328
Gain on sale of equipment held for rental	(331)	(452)
Loss (gain) on change in valuation of embedded derivative	2,109	(647)
Change in fair value of contingent consideration :	(121)	(126)
Changes in operating assets and liabilities
Accounts receivable	651	2,100
Inventories	298	617
Prepaid assets, deposits, and other assets	2,993	(2,673)
Operating leases	(1,660)	(1,325)
Related party payable	287	236
Deferred revenues	(3,220)	(1,214)
Accounts payable, accrued liabilities and other liabilities	(1,553)	1,932
Net cash provided by operating activities	7,471	7,886

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(1,350)	(748)
Purchases of equipment held for rental	(6,404)	(6,686)
Proceeds from sale of equipment held for rental	1,147	1,273
Purchases of property and equipment	(144)	(287)
Proceeds from sale of property and equipment	-	-
Net cash used in investing activities	(6,751)	(6,448)

Cash flows from financing activities:
Principal payments on revolving line of credit	-	(3,900)
Principal payments on note payable to seller	-	(25,106)
Principal payments on equipment financing	(5,421)	(4,378)
Proceeds from equipment financing	6,373	3,642
Proceeds from preferred stock	-	34,010
Capitalized issuance costs	-	(1,390)
Payments of debt extinguishment costs	-	(1,627)
Dividends paid to members	-	-
Redemption of redeemable preferred stock	(6,000)	(1,856)
Net cash used in financing activities	(5,048)	(605)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,328)	833

Cash and cash equivalents at beginning of year	5,637	4,804

Cash and cash equivalents at end of year	$1,309	$5,637

Cash paid for interest	$3,834	$3,306

Non-cash investing and financing activities
Lease liabilities and right of use assets arising from operating leases	$543	$1,121
Contingent consideration	497	397
Distribution of preferred stock to members	-	8,082

The accompanying notes are an integral part of these consolidated financial statements.

8

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2022 and 2021

NOTE 1 - ORGANIZATION

Great Elm DME Inc. (“DME Inc.”) was formed to acquire and combine two companies, Valley Healthcare Holding, LLC and Northwest Medical, LLC, which were acquired on September 7, 2018. The Company has subsequently expanded its durable medical equipment business through acquisitions in 2019 and 2021.

Great Elm Healthcare, LLC (the “Company” or “HC LLC”) is a Delaware limited liability company formed on October 23, 2020 as a wholly-owned subsidiary of DME Inc. When formed, all of DME Inc’s wholly owned operating subsidiaries became wholly owned subsidiaries of HC LLC.

On May 31, 2021, a reorganization occurred in which DME Holdings, Inc. (“DME Holdings”), DME Inc’s 80.1% owner, exchanged their interest in DME Inc. for an identical 80.1% direct interest in the Company. As such, the consolidated financial statements include the operations of DME Inc. for the relevant period prior to the formation of HC LLC.

The Company specializes in the distribution of respiratory care equipment, including primarily positive air pressure equipment and supplies, ventilators and oxygen equipment and operate in Arizona, Nebraska, Kansas, Missouri, Oregon, Washington and Alaska. Wholly owned subsidiaries include Advanced Medical DME, LLC; Alliance Home Care & Mobile Diagnostics, LLC; Focus Respiratory, LLC; Heartland Health Therapy, LLC; Northwest Medical, LLC; PM Sleep Lab, LLC; Rejuvenight, LLC; RTA Homecare, LLC and United Respiratory Services, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The most important of these estimates and assumptions relate to revenue recognition, the valuation of excess and obsolete inventories, depreciable lives of equipment, impairment of long-lived tangible and intangible assets, fair value measurements including embedded derivatives in the Company’s preferred stock, contingent consideration, estimates associated with the application of acquisition accounting, and the value of lease liabilities and corresponding right to use assets. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

Principles of Consolidation

The Company consolidates the assets, liabilities, and operating results of its wholly owned subsidiaries and subsidiaries in which we hold a controlling financial interest as of the financial statement date. In most cases, a controlling financial interest often reflects ownership of a majority of the voting interests. We consolidate a variable interest entity (“VIE”) when we possess both the power to direct the activities of the VIE that most significantly impacts its economic performance and we are either obligated to absorb the losses that could potentially be significant to the VIE or we hold the right to receive benefits from the VIE that could potentially be significant to the VIE.

All intercompany accounts and transactions have been eliminated in consolidation.

9

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. The Company has its cash on deposit with commercial banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution and amounts on deposit may exceed the amount insured. As of June 30, 2022 and 2021, the Company did not have any short-term investments.

Accounts Receivable

Accounts receivable are customer obligations due under normal sales and rental terms and represent the amount estimated to be collected from the patient customers and, if applicable, the third-party private insurance provider or government program (collectively, “Payors”), based on the contractual agreements. The Company does not require collateral in connection with its customer transactions and aside from verifying insurance coverage, does not perform credit checks on patient customers. Revenue and accounts receivable have been constrained to the extent that billed amounts exceed the amounts estimated to be collected. The constrained transaction price relates primarily to expected billing adjustments with the Payors and patient customers. Management’s evaluation of variable consideration takes into account such factors as past experience, information about specific receivables, Payors and patient customers.

The revenue reserves related to constraints on variable consideration were $1.9 million and $2.5 million as of June 30, 2022 and 2021, respectively. The Company recognized a reduction to revenue of $3.5 million and $5.9 million related to such constraints during the years ended June 30, 2022 and 2021, respectively. See Note 3 – Revenue.

The assessment of variable consideration to be constrained is based on estimates, and ultimate losses may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. There were no material adjustments to revenues made in the years ended June 30, 2022 or 2021 or relating to prior periods. Changes in variable consideration are recorded as a component of net revenues.

The Company generally does not allow returns from providers for reasons not covered under the manufacturer’s standard warranty. Therefore, there is no provision for sales return reserves. The Company does not have significant bad debt experience with Payors, and therefore the allowance for doubtful accounts is immaterial.

As of June 30, 2022 and 2021, the Company had unbilled receivables of approximately $0.4 million and $0.3 million that relate to transactions where the Company has the ultimate right to invoice a Payor under the terms of the arrangement, but are not currently billed and are therefore contract assets. Such contract assets are included in accounts receivable in the consolidated balance sheets.

Fair Value Measurements

Certain liabilities are carried at fair value under US GAAP. See Note 7 - Fair Value Measurements.

Property, Equipment and Rental Equipment

The Company records property and equipment acquired at cost. The costs of property acquired from asset acquisitions or business combinations is recorded at fair value at the date of acquisition based on its estimated replacement costs.

10

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

The Company capitalizes the cost of equipment predominantly leased out to patient customers within equipment held for rental, net. These purchases are classified as cash outflows from investing activities when they are paid. The Company capitalizes the cost of equipment predominantly sold to patient customers within inventories. These purchases are classified as cash outflows from operating activities when they are paid. A portion of equipment recorded within equipment held for rental, net, could ultimately be sold. A portion of equipment recorded within inventories could ultimately be leased. Management is not able to accurately project the ultimate use of equipment, which in many cases is determined by Payor reimbursement terms and has therefore adopted the above stated policy.

Management has estimated the useful lives of equipment leased to customers where title ultimately transfers to customers based upon an analysis of ultimate disposition of rental equipment, some of which is returned to the Company and either re-leased or sold.

The Company recognizes depreciation in amounts sufficient to match the cost of depreciable assets to operations over their estimated service lives, which considers the term of lease for any leased assets. The Company capitalizes expenditures for improvements that significantly extend the useful life of an asset. The Company charges expenditures for maintenance and repairs to operations in the periods incurred. When assets are sold, the asset and accumulated depreciation are eliminated, and a gain or loss is recognized in operating income.

Depreciation is recognized using the straight-line method over their estimated useful lives as follows:

Description	Life in Years

Property and equipment
Leasehold improvements	Lesser of 7 years or life of the lease
Vehicles	5
Sleep study equipment	5
Furniture and fixtures	1 to 5
Computer equipment and software	3

Rental equipment
Medical equipment for lease	1 to 5

Inventories

Inventories, which principally consist of durable medical equipment and related supplies that are predominantly sold, are stated at the lower of cost or net realizable value, with cost determined on a first- in, first-out basis. The Company reduces the carrying value of inventories for items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments or other economic factors. The Company bases its provisions for excess, expired and obsolete inventory primarily on purchasing activity and usage. A significant change in the timing or level of demand for our products as compared with forecasted amounts may result in recording additional provisions for excess, expired and obsolete inventory in the future. As the Company purchases all of its inventories, all inventories are categorized as finished goods. There were no significant write-offs during the years ended June 30, 2022 and 2021.

Goodwill and Other Identifiable Intangible Assets

Goodwill represents the excess of fair value over identifiable tangible and intangible net assets acquired in business combinations. Goodwill is not amortized for US GAAP purposes. Instead goodwill is reviewed for impairment at least annually, or on an interim basis between annual tests when events or circumstances indicate that it is more likely than not that the fair value of our single reporting unit is less than its carrying value. We perform our annual impairment test on the first day of the fiscal fourth quarter, or as required when impairment triggering events are identified.

11

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

The Company amortizes its identifiable intangible assets over their estimated useful lives using a discounted cash flow attribution or straight-line methods as determined appropriate for each identifiable intangible asset. The Company amortizes its identifiable intangible assets over periods ranging from five to fifteen years.

Long-lived Assets

Long-lived assets include property and equipment, intangible assets and the right to use asset. These assets are evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable based on undiscounted cash flows. If an impairment is indicated, the Company records the impaired asset at fair value and records a charge to operations.

Leases and Right of Use Assets

We determine if an arrangement is a lease at inception. As of June 30, 2022 and 2021, all of our leases are operating leases. Operating leases are included in right-of-use assets (“ROU”), current portion of lease liabilities and lease liabilities net of current portion in the consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide a readily determinable implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The ROU assets also include any lease payments made and adjustments recorded in acquisition accounting. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, primarily consisting of common area maintenance charges, and have elected the practical expedient to account for lease and non-lease components together as a single lease component.

Cost of Durable Medical Equipment Sold and Services

Cost of durable medical equipment sold and services is comprised of costs included in inventory for medical equipment sold and direct costs associated with providing sleep study services, including staff to perform the studies and supplies used in the studies.

Cost of Durable Medical Equipment Rentals

Cost of rentals includes depreciation on medical equipment held for lease and related maintenance expenses.

Other Operating Expenses

The Company classifies direct expenses including payroll, facilities and equipment costs, professional fees and other administrative costs, in other operating expenses in the accompanying consolidated statements of operations.

Depreciation and Amortization

The Company has separately presented depreciation and amortization expense, except for depreciation expense which is included in cost of durable medical equipment rentals as described above. Such depreciation and amortization expense is based on the estimated useful lives of the underlying assets.

12

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Income Taxes

The Company itself is not subject to U.S. Federal income taxes. Accordingly, income taxes are not considered in the accompanying consolidated financial statements since such taxes, if any, are the responsibility of the individual members. If an uncertain tax position were to be identified, Accounting Standards Codification (“ASC”) 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current period.

Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

Business Combinations

Business combinations are accounted for at fair value. Acquisition costs are expensed as incurred and recorded in selling, general and administrative expenses; previously held equity interests are valued at fair value upon the acquisition of a controlling interest; restructuring costs associated with a business combination are expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date affect income tax expense. Measurement period adjustments are made in the period in which the amounts are determined and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. All changes that do not qualify as measurement period adjustments are also included in current period earnings. The accounting for business combinations requires estimates and judgment as to expectations for future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the estimated fair value for assets acquired and liabilities assumed. The fair values assigned to tangible and intangible assets acquired and liabilities assumed, including contingent consideration, are based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill, require acceleration of the amortization expense of finite-lived intangible assets, or the recognition of additional consideration which would be expensed. The fair value of contingent consideration is remeasured each period based on relevant information and changes to the fair value are included in the operating results for the period within general and administrative expense.

Restrictions on Dividends

The ability of the Company to pay dividends is subject to compliance with the restricted payment covenants under the DME Revolver.

13

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Concentration of Risk

The Company’s durable medical equipment revenue and related accounts receivable are concentrated with third-party Payors. The following table summarizes customer concentrations as a percentage of revenues:

	Year Ended June 30, 2022	Year Ended June 30, 2021
Government payor	38%	39%
Third-party payor	13%	13%

The following table summarizes customer concentrations as a percentage of accounts receivable:

	June 30, 2022	June 30, 2021
Government payor	29%	30%
Third-party payor	14%	14%

Recently Issued Accounting Standards

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which changes the impairment model for financial instruments, including trade receivables from an incurred loss method to a new forward looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical experience, current information and reasonable and supportable forecasts. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is evaluating the potential impact that the adoption of this ASU will have on its consolidated financial statements.

NOTE 3 - REVENUE

The revenues from each major source of revenue are summarized in the following table:

	Year Ended	Year Ended
(in thousands)	June 30, 2022	June 30, 2021
Product and services revenue
Equipment sales	$36,161	$32,293
Service revenues	5,559	5,167
Total product and services revenue	41,720	37,460
Rental revenues
Medical equipment rental income	21,738	20,183
Total rental revenue	21,738	20,183
Total	$63,458	$57,643

14

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Revenue Accounting Under Topic 606

In determining the appropriate amount of revenue to be recognized under FASB ASC Topic 606, Revenues (Topic 606), the Company performed the following steps: (i) identified the promised goods or services in the contract; (ii) determined whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measured the transaction price, including the constraint on variable consideration; (iv) allocated the transaction price to the performance obligations; and (v) recognized revenue when (or as) the Company satisfies each performance obligation.

Equipment Sales and Services Revenues

The Company sells durable medical equipment, replacement parts and supplies to customers and recognizes revenue at the point control is transferred through delivery to the customer. Each piece of equipment, part or supply is distinct and separately priced thus they each represent a single performance obligation. The revenue is allocated amongst the performance obligations based upon the relative standalone selling-price method, however, items are typically all delivered or supplied together. The customer and, if applicable, the Payors are generally charged at the time that the product is sold, although separate layers of insurance coverage may need to be invoiced before final billings may occur.

The Company also provides sleep study services to customers and recognizes revenue when the results of the sleep study are complete as that is when the performance obligation is met.

The transaction price on both equipment sales and sleep studies is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the durable medical equipment business, billing adjustments customarily occur during the collections process when explanations of benefits are received by Payors, and as amounts are deferred to secondary Payors or to patient responsibility. As such, we constrain the transaction price for the difference between the amounts billed and what we believe we will collect from Payors and from patients. The transaction price therefore is predominantly based on contractual payment rates determined by the Payors. The Company does not generally contract with uninsured customers. We determine our estimates of billing adjustments based upon contractual agreements, our policies and historical experience. While the rates are fixed for the product or service with the customer and the Payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, from the patient customer. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the Payor billings at contractual rates. The transaction price is initially constrained by the amount of customer co-payments we estimate will not be collected.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain Payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point-of-cash application or claim denial. The Company constrains revenue for these estimated adjustments. During the years ended June 30, 2022 and 2021, there were no material changes in estimates relating to prior periods.

The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

15

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

The Company may provide shipping services prior to the point of delivery and has concluded that the services represent a fulfilment activity and not a performance obligation. Returns and refunds are not accepted on either equipment sales or sleep study services. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not incur contract acquisition costs. The Company generally does not have any partially or unfilled performance obligations related to contracts with customers. However, during the quarter ended June 30, 2020, the Company applied for and received $4.4 million in advanced payments from the Centers for Medicare and Medicaid Services (CMS) under their Accelerated and Advance Payment Program, which was expanded to increase cash flow to providers of services and suppliers impacted by the 2019 Novel Coronavirus (COVID-19) pandemic. We have issued recoupments of $3.2 million and $0.9 million during the years ended June 30, 2022 and 2021, leaving a remaining balance of $0.3 million. The Company has no other contract liabilities as of June 30, 2022 and 2021.

Included in sales and services revenue are unbilled amounts for which the revenue recognition criteria had been met as of period end but were not yet billed to the Payor. The estimate of net unbilled sales and service revenue recognized is based on historical trends and estimates of future collectability. As of June 30, 2022 and 2021, net unbilled sales and service revenue is approximately $0.3 million and $0.2 million, respectively, and is included in accounts receivable.

Revenue Accounting Under Topic 842

Equipment Rental Revenue

Under FASB ASC Topic 842, Leases (Topic 842) rental income from operating leases is recognized on a straight-line basis, based on contractual lease terms with fixed and determinable increases over the non- cancellable term of the related lease when collectability is reasonably assured. The Company leases durable medical equipment to customers for a fixed monthly amount on a month-to-month basis. The contractual length of the lease term varies based on the type of equipment that is rented to the customer, but generally is from 10 to 36 months. In the case of capped rental agreements, title to the equipment transfers to the customer at the end of the contractual rental period. The customer has the right to cancel the lease at any time during the rental period for a subsequent month’s rental and payments are generally billed in advance on a month-to-month basis. Under Topic 842, rental income from operating leases is recognized on a month-to-month basis, based on contractual lease terms when collectability is reasonably assured. Certain customer co-payments are included in revenue to the extent they are considered probable of payment.

The lease term begins on the date products are delivered to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private payors, and Medicaid. Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain Payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point-of-cash application or claim denial. There were no material changes in estimates recorded in the year ended June 30, 2022 and 2021, relating to prior periods.

Although invoicing typically occurs at the beginning of the monthly rental period, we recognize revenue from rentals on a daily basis. Since rental agreements can commence at any time during a given month, we defer revenue related to the remaining monthly rental period as of period end. Deferred revenue related to rentals was $0.9 million and $1.0 million as of June 30, 2022 and 2021, respectively.

Included in rental revenue are unbilled amounts for which the revenue recognition criteria had been met as of period end but were not yet billed to the Payor. Net unbilled rental revenue is recognized to the extent payment is probable. As of June 30, 2022 and 2021, net unbilled rental revenue is approximately$0.1 million and $0.1 million, respectively, and is included in accounts receivable.

16

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

NOTE 4 - FINANCING TRANSACTIONS

On December 29, 2020, the Company issued two series of Series A preferred stock. In connection with such financing, among other things:

•	The Company issued 10,090 newly issued shares of 9.0% Series A-1 preferred stock (the “Series A-1 Preferred Stock”) to DME Inc. as a distribution, which in turn distributed such preferred stock pro rata to the holders of its common stock such that 80.1% of such preferred stock is held by Forest Investments, Inc. (“Forest”); 9.95% is held by Corbel Capital Partners SBIC, L.P. (“Corbel”); and 9.95% is held by Valley Healthcare Group, LLC (“VHG”).

•	The Company issued to Forest 34,010 newly issued shares of 9.0% Series A-2 preferred stock (the “Series A-2 Preferred Stock”) in exchange for $1,000.00 per share. See Note 14 - Preferred Stock for additional information.

•	HC LLC distributed to the owners of DME Inc. cash of $1.9 million.

•	The Company repurchased 6,000 shares of the 9.0% Series A-1 Preferred Stock for $6.0 million in the year ended June 20, 2022.

(Each collectively noted above, the Financing Transactions).

The Company incurred financing costs related to these transactions of $1.3 million. Using proceeds from the aforementioned Financing Transactions, DME Inc. paid off the term loan with Corbel (the “Corbel Facility”). See Note 12 - Borrowings.

NOTE 5 - ACQUISITIONS

Acquisition of MedOne Healthcare LLC

On August 31, 2021, the Company acquired the power mobility assets of MedOne Healthcare LLC (MedOne) high service power mobility provider in Arizona. The acquisition is accounted for as a business combination. The Company expects this acquisition to achieve synergies through integrating these operations into our existing durable medical equipment operations. Operating results of the acquired businesses have been included in the consolidated statements of operations since August 31, 2021.The purchase consideration was $2.0 million, comprised of $1.25 million paid at closing, $0.25 million of amounts due to seller pending satisfaction of certain indemnification obligations, and $0.5 million representing the acquisition date fair value of contingent consideration. The allocation of the purchase price for MedOne resulted in goodwill of $1.9 million. Goodwill is attributable primarily to expected synergies and the assembled workforce of the acquired business. All of the goodwill is expected to be deductible for income tax purposes. The presentation of pro forma financial disclosures are not required in connection with the MedOne acquisition.

The contingent consideration arrangement requires the Company to pay up to $1.0 million of additional consideration to the seller if certain revenue thresholds are achieved for each of the 12 month periods ending September 1, 2022, and 2023. The fair value of the contingent consideration arrangement at the acquisition date was $0.5 million. The Company estimated the fair value of the contingent consideration using a Monte Carlo simulation model. The key assumptions in applying the Monte Carlo simulation model included volatility of 23.3% and a discount rate of 10.3%.

17

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Acquisition of Advanced Medical DME, LLC and PM Sleep Lab, LLC

On March 1, 2021, the Company acquired Advanced Medical DME, LLC and PM Sleep Lab, LLC (“AMPM”), providers of sleep testing, Positive Air Pressure (“PAP”), and other respiratory products and services in nine locations throughout Kansas and Missouri. The acquisition is accounted for as a business combination. The Company expects to achieve synergies and costs reductions through integrating these operations into our existing durable medical equipment operations. Operating results of the acquired businesses have been included in the consolidated statements of operations since March 1, 2021.

The original purchase consideration was $1.1 million, comprised of $0.4 million paid upon closing net of cash acquired, $0.3 placed in escrow for potential satisfaction of certain indemnification obligations, and $0.4 million representing the acquisition date fair value of contingent consideration. Subsequent to the acquisition, we finalized the working capital adjustment with the seller resulting in a return of $0.1 million to the Company from escrow. We recorded an allocation of the purchase price for AMPM, which resulted in goodwill of $0.6 million and intangible assets, including trade names, of $0.4 million. Goodwill is attributable primarily to expected synergies and the assembled workforce of the acquired business. None of the goodwill is expected to be deductible for income tax purposes.

The contingent consideration arrangement requires the Company to pay up to $2.1 million of additional consideration to the seller if certain revenue thresholds are achieved for the 12 months ended September 1, 2022. The fair value of the contingent consideration arrangement at the acquisition date was $0.4 million. The Company estimated the fair value of the contingent consideration using a Monte Carlo simulation model. The key assumptions in applying the Monte Carlo simulation model included volatility of 40.0% and a discount rate of 10.3%.

NOTE 6 - RELATED PARTY TRANSACTIONS

Related party transactions are measured in part by the amount of consideration paid or received as established and agreed by the parties. Consideration paid for such services in each case is the negotiated value.

In connection with the initial acquisition of the durable medical equipment businesses in September 2018, DME Inc. and its subsidiaries entered into the Corbel Facility. Corbel previously held an interest in Northwest Medical, LLC and was one of the sellers in our acquisition of the business. As a result of the acquisition, at June 30, 2021 Corbel holds a non-controlling interest in HC LLC. Pursuant to the Corbel Facility, Corbel was paid a structuring fee and a quarterly monitoring fee In conjunction with the JPM Transactions, the Corbel Facility was repaid early on December 29, 2020, and DME Inc. paid a deferred structuring fee as well as a prepayment penalty. See Note 12 - Borrowings for additional information on the Corbel Facility and Note 14 – Preferred Stock.

In connection with the acquisition of the durable medical equipment businesses, the Company issued non- controlling interests in DME Inc. to the former owners, including Corbel discussed above. These non- controlling interests in DME Inc. became non-controlling interests in HC LLC in May 2021. See Note 4 - Financing Transactions. See Note 14 - Preferred Stock.

As discussed above in the financing transaction footnote, the Series A-1 and Series A-2 are held by affiliates of the shareholders of the Company. See Note 4 - Financing Transaction.

The Company entered into an amended and restated management agreement with Great Elm DME Manager, Inc. (“DME Manager”), in which the Company engages DME Manager to advise and consult on strategic, organizational, and other business activities. For consideration of the consulting arrangement, the Company compensates DME Manager 1.5% of Adjusted EBITDA (a non-GAAP metric) through December 31, 2020, and 3.0% thereafter. For the years ended June 30, 2022 and 2021, the Company compensated DME Manager $0.4 million and $0.6 million, respectively, and as of June 30, 2022, the Company has $0.1 million outstanding as management fees payable.

18

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

On December 18, 2020, the Company entered into a Shared Personnel and Reimbursement Agreement with Great Elm Capital Management (“GECM”) which was retroactive to July 1, 2020. Under this agreement the Company will reimburse GECM and affiliates costs such as compensation, benefits, and other direct cost for the time dedicated to the Company. For the years ended June 30, 2022 and 2021, the Company reimbursed GECM $0.5 million and $0.7 million, respectively, and as of June 30, 2022, the Company has$0.5 million payable to GECM under this agreement.

NOTE 7 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

US GAAP provides a framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

All financial assets or liabilities that are measured at fair value on a recurring and non-recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

The assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized in the tables below (in thousands):

	Fair Value as of June 30, 2022
	Level 1	Level 2	Level 3	Total
Liabilities
Embedded derivative	$-	$-	$7,924	$7,924
Contingent consideration liability	-	-	644	644
Total liabilities	$-	$-	$8,568	$8,568

19

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

	Fair Value as of June 30, 2021
	Level 1	Level 2	Level 3	Total
Liabilities
Embedded derivative	$-	$-	$5,815	$5,815
Contingent consideration liability	-	-	271	271
Total liabilities	$-	$-	$6,086	$6,086

There were no transfers between levels of the fair value hierarchy during the years ended June 30, 2022 or 2021.

The following is a reconciliation of changes in contingent consideration, a Level 3 liability:

(in thousands)	Year Ended June 30, 2022	Year Ended June 30, 2021
Beginning balance	$271	$-
Additions	494	397
Payments	-	-
Change in fair value	(121)	(126)
Ending balance	$644	$271

The following is a reconciliation of changes in the embedded derivative, a Level 3 liability:

(in thousands)	Year Ended June 30, 2022	Year Ended June 30, 2021
Beginning balance	$5,815	$-
Additions	-	6,462
Payments	-	-
Change in fair value	2,109	(647)
Ending balance	$7,924	$5,815

Participation feature of HC LLC Series A-2 Preferred Stock

On December 29, 2020, in conjunction with the JPM Transactions, the Company issued HC LLC Series A-2 Preferred Stock to our consolidated subsidiary, Forest. See Note 14 – Preferred Stock. An embedded derivative was identified in the instrument requiring bifurcation from the host instrument as a derivative to be carried at fair value. The value of the derivative related to a participation feature upon the sale of the durable medical equipment business. As of the issuance date, the fair value was determined using an option pricing model based on the transaction price. The key assumptions used in the option pricing model include a volatility rate of 72.7% and an option term of 3 years. Subsequent to the issuance date, the fair value of this derivative is determined at each balance sheet date using an option pricing model based on the estimated value of HC LLC. This fair value is derived from a discounted cash flow income approach and a guideline public company market approach. The key assumptions in applying the valuation approach as of June 30, 2022 and 2021, include financial forecasts of the durable medical equipment business, a discount rate of 13.0% and 14.5%, respectively, and a volatility rate of 59.1% and 50.4%, respectively (level 3 inputs in accordance with the US GAAP fair value hierarchy). The fair value of the embedded derivative as of June 30, 2022 and 2021 was $7.9 million and $5.8 million, respectively.

20

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Contingent Consideration

In conjunction with the acquisition of AMPM on March 1, 2021, the Company entered into a contingent consideration agreement that requires the Company to pay up to $2.1 million if certain revenue thresholds of the acquired business are achieved for the 12 months ending September 1, 2022. Based on Company revenue projections, the revenue thresholds are not expected to be met and therefore no liability is recorded as of June 30, 2022.

In conjunction with the acquisition of MedOne on August 31, 2021, the Company entered into a contingent consideration agreement that requires the Company to pay up to $1.0 million if certain revenue thresholds of the acquired business are achieved for the 12 months ending September 1, 2022 and September 1, 2023. The Company estimated the fair value of the contingent consideration using a Monte Carlo simulation model. The key assumptions in applying the Monte Carlo simulation model as of June 30, 2022 include revenue forecasts, volatility of 27.6% and a discount rate of 7.6%. The fair value of the contingent consideration as of June 30, 2022 was $0.6 million and is included within the accrued expenses and other liabilities in the balance sheet.

See Note 12 - Borrowings for additional discussion related to the fair value of notes payable. The carrying value of all other financial assets and liabilities approximate their fair values.

NOTE 8 - FIXED ASSETS

The Company’s fixed assets consist of its medical equipment held for rental, furniture and fixtures, and leasehold improvements used in its operations. The following tables detail the Company’s fixed assets:

(in thousands)	June 30, 2022	June 30, 2021
Property and equipment
Leasehold improvements	$925	$790
Vehicles	162	172
Computer equipment and software	642	500
Furniture and fixtures	564	400
Sleep study equipment	594	593
	2,887	2,455
Accumulated depreciation	(2,366)	(1,498)
Net carrying amount	$521	$957
Medical equipment held for rental
Medical equipment held for rental	$16,593	$14,933
Accumulated depreciation	(9,089)	(7,542)
Net carrying amount	$7,504	$7,391

21

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

The following table reconciles depreciation expense included in the following lines of the consolidated statement of operations to total depreciation expense for each period presented.

(in thousands)	Year Ended June 30, 2022	Year Ended June 30, 2021
Depreciation and amortization	$553	$681
Cost of durable medical equipment rentals	6,527	6,286

Total depreciation and amortization expense	$7,080	$6,967

NOTE 9 - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company includes identifiable intangible assets acquired through acquisitions in prior years and the current year. The changes in the carrying value of goodwill are as follows:

(in thousands)	Year Ended June 30, 2022	Year Ended June 30, 2021
Beginning balance	$50,536	$50,010
Acquisitions	1,927	526

Ending balance	$52,463	$50,536

The Company’s annual impairment assessment date for goodwill is April 1. No impairment triggering events have been identified during the year. We performed a quantitative impairment test for our annual impairment assessment. Based on the analyses performed, the fair value of the Company exceeded the carrying value by 73% and no impairment was noted. The fair value of the Company was derived using a combination of present value of estimated cash flows and the valuations and prices of comparable businesses. The discount rate used in this analysis was 15.5%.

The following tables provide additional detail related to the Company’s acquired identifiable intangible assets:

	As of June 30, 2022
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Durable medical equipment
Tradename	$9,060	$(3,443)	$5,617
Hospital contracts	90	(49)	41
Non-compete agreements	1,370	(1,107)	263

Total	$10,520	$(4,599)	$5,921

22

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

	As of June 30, 2022
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Durable medical equipment
Tradename	$9,060	$(2,510)	$6,550
Hospital contracts	90	(15)	75
Non-compete agreements	1,370	(890)	480

Total	$10,520	$(3,416)	$7,105

Aggregate
Amortization
(in thousands)	Expense
Years Ended June 30,

2021	$1,228
2022	1,184

Estimated
Future
Amortization
(in thousands)	Expense
Years Ending June 30,

2023	$1,149
2024	1,005
2025	941
2026	919
2027	880
Thereafter	1,027

Total	$5,921

NOTE 10 - LESSOR OPERATING LEASES

Medical Equipment Leases

The Company and the subsidiaries of the Company own medical equipment which is leased to customers. The Company’s customers consist primarily of patients through their clinical providers including medical centers, clinics and hospices and the Company has lease arrangements with these patients. In addition, the arrangements between the Company and its customers are impacted by arrangements between the Company and Payors. The Payors may cover a portion or all of the rental payments under the agreements between the Company and its customers. The patient is responsible for any residual co-payments.

The lease terms may be for a pre-determined time period, generally 10 months to 36 months; however, the customer may cancel the lease at any time and for any reason without penalty and therefore, the Company treats all leases as month-to-month leases. Upon termination of the lease, the equipment, if not aged beyond its useful life, may be refurbished and subsequently sold or leased to another customer. As the leases are month to month, there are no future lease receivables under the terms of the current leases.

23

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

NOTE 11 - LESSEE OPERATING LEASES

All of the Company’s leases are operating leases. Certain of the leases have both lease and non-lease components. The Company has elected to account for the lease component and the non-lease components as a single combined lease component for all classes of underlying assets. The following table provides additional details of the leases presented in the balance sheets:

	June 30,	June 30,
(in thousands)	2022	2021
Facilities
Right-of-use assets	$5,978	$4,211
Current portion of lease liabilities	1,134	1,592
Lease liabilities, net of current portion	1,665	2,792

Total liabilities	$3,179	$4,384

Weighted-average remaining life	3.3 years	3.3 years
Weighted-average discount rate	11.16%	11.3%

Vehicles
Right-of-use assets	$369	$87
Current portion of lease liabilities	77	29
Lease liabilities, net of current portion	238	58

Total liabilities	$54	$87

Weighted-average remaining life	4.2 years	3.9 years
Weighted-average discount rate	6.28%	9.8%

Equipment
Right-of-use assets	$35	$33
Current portion of lease liabilities	7	27
Lease liabilities, net of current portion	-	6

Total liabilities	$28	$33

Weighted-average remaining life	1.0 years	1.0 years
Weighted-average discount rate	12.47%	12.5%

As of June 30, 2022, the Company had total right of use assets of $6.4 million and lease liabilities of $3.1 million (consisting of $1.2 million in current portion of lease liabilities and $1.9 million in lease liabilities, net of current portion) on the consolidated balance sheet. The discount rate for each lease is based on the collateralized borrowing rate at the inception of the lease.

As of June 30, 2021, the Company had total right of use assets of $4.2 million and lease liabilities of $4.5 million (consisting of $1.6 million in current portion of lease liabilities and $2.9 million in lease liabilities, net of current portion) on the consolidated balance sheet. The discount rate for each lease is based on the collateralized borrowing rate at the inception of the lease.

Operating lease costs are included in other operating expenses on the statements of operations and are included in cash flows from operating activities on the statements of cash flows. Certain operating leases include variable lease costs which are not material and are included in operating lease costs. Additional details are presented in the following table:

24

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

(in thousands)	Year Ended June 30, 2022	Year Ended June 30, 2021
Facilities
Operating lease cost	$1,904	$2,130
Cash paid for operating leases	1,871	1,620

Vehicles
Operating lease cost	$78	$50
Cash paid for operating leases	67	50

Equipment
Operating lease cost	$71	$61
Cash paid for operating leases	71	61

The following table summarizes the Company’s undiscounted cash payment obligations for its operating leases:

(in thousands)	Estimated Future Amortization Expense
Years Ending June 30,

2023	$1,483
2024	1,233
2025	585
2026	622
2027	144
Thereafter	19

Total lease payments	4,086

Imputed interest	(965)

Total lease liabilities	$3,121

The facility leases include offices, retail and warehouse space and sleep labs. The facility leases have original or amended terms ranging from 12 to 96 months, some of which include an additional option to extend the lease for up to 120 months. At the date of acquisition, the remaining lease terms for acquired leases ranged from 3 to 96 months. Certain of these leases have variable rental payments tied to a consumer price index or include additional rental payments for maintenance costs, taxes and insurance, which are accounted for as variable rent.

The vehicles leases have original lease terms of 60 months from the commencement date of each lease with no option to extend. Each lease may be terminated by the lessee with 30-days’ notice after the first 13 months of the lease subject to certain early termination costs, including residual value guarantees. The lease costs include variable payments for taxes and other fees.

25

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Equipment leases consist of office equipment with original lease terms ranging from 36 to 48 months from the commencement date of each lease and may include an option to extend or purchase at the end of the lease term. Certain of these leases include additional rental costs for taxes, insurance and additional fees in addition to the base rental costs.

NOTE 12 - BORROWINGS

As of June 30, 2022, there are no related party borrowings of the Company. As discussed in Note 6 – Related Party Transactions, the Company paid off the Corbel Facility on December 29, 2020.

The Company’s subsidiaries’ other outstanding borrowings are summarized in the following table:

(in thousands)	As of June 30, 2022	As of June 30, 2021
DME revolver	$-	$-
Equipment financing	2,993	2,041

Total principal	2,993	2,041

Unamortized debt discounts and issuance costs	-	-

Total other outstanding borrowings	2,993	2,041

Less current portion of other outstanding borrowings	(2,993)	(1,974)

Other outstanding borrowings, net of current portion	$-	$67

The Company incurred interest expense of $5.2 million and $4.0 million for the year ended 2022 and 2021.

The Company’s aggregate future required principal debt repayments are summarized in the following table:

(in thousands)	Principal Due
Year Ending June 30,

2023	$2,993

Total	$2,993

In connection with the acquisition of DME Inc., the Company assumed a secured note (“Corbel Facility”) with a principal balance of $8.5 million, which was amended and increased to $25 million concurrent with the closing of the acquisition. In addition, the Company assumed and expanded a revolving line of credit agreement with Banc of California (formerly Pacific Mercantile Bank) (“DME Revolver”) with a principal balance of $0.8 million, which was amended and increased to $6.3 million at the date of acquisition.

The Corbel Facility was repaid on December 29, 2020. The repayment included deferred structuring fees of $0.6 million, prepayment premiums and settlement fees of $1.0 million, and lender legal fees of $0.1 million. In addition, upon repayment, the Company wrote off the remaining unamortized debt issuance costs of $0.2 million, resulting in an aggregate $1.9 million loss on extinguishment of debt.

26

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

The Corbel Facility was held by Corbel, a related party, which also holds an indirect interest in HC LLC and is a holder of HC LLC Series A-1 Preferred Stock. See Note 6 - Related Party Transactions and Note 14 - Preferred Stock.

There were no borrowings outstanding under the Revolver at June 30, 2022. The Revolver allows for borrowings up to $10 million, subject to a fixed percentage of qualifying accounts receivables and inventories related to the durable medical equipment business operations. Borrowings under the line of credit are due on November 29, 2022 and accrue interest at a variable rate of the prime rate plus 0.40% per annum. At June 30, 2022 the interest rate was 5.2%. Interest is payable monthly in arrears. The Company has the option to prepay the borrowings without any penalty. The borrowings under the Revolver are collateralized by substantially all of the assets of the Company and the Company is required to meet certain financial covenants.

The Revolver includes covenants that restrict HC LLC’s and its subsidiaries’ business operations to its current business, limit additional indebtedness, liens, asset dispositions and investments, require compliance and maintenance of licenses and government approvals and other customary conditions. Events of default include the failure to pay amounts when due, bankruptcy, or violation of covenants, including a change in control of HC LLC. HC LLC must also comply with a fixed-charge coverage and leverage ratio financial covenants, which are based in part on the HC LLC EBITDA levels. The Company was in compliance with all material covenants and restrictions at June 30, 2022 and 2021.

HC LLC’s operating subsidiaries also utilize equipment financing debt to fund certain inventory and equipment purchases from suppliers. These equipment financing debt agreements are entered into with 3rd party banks and are generally payable in equal installments over terms of one to three years, depending on the nature of the underlying purchases being financed. The debt is secured by the inventory and equipment, as applicable, of the operating subsidiaries entering into the agreements, and the long-term agreements have implicit interest rates between 7 – 8%. The Company financed $6.4 million and $3.6 million in inventory and equipment through such financing agreements during the years ended June 30, 2022 and 2021, respectively.

NOTE 13 - CARES ACT

On December 27, 2020, the Taxpayer Certainty and Disaster Tax Relief Act of 2020 expanded certain benefits made available under the enhanced Coronavirus Aid, Relief, and Economic Security Act, including modifying and extending the Employee Retention Credit (ERC). As modified, the ERC provides eligible employers with less than 500 employees a refundable tax credit against the employer’s share of social security taxes. The ERC is equal to 70% of qualified wages paid to employees during calendar 2021 for a maximum credit per employee of $7,000 per employee for each calendar quarter through September 30, 2021. During the year ended June 30, 2021, the Company claimed ERCs of $4.8 million, consisting of $4.6 million recognized as a reduction to operating expenses and $0.2 million acquired in purchase accounting. Such claimed ERCs not settled prior to June 30, 2021 in the amount of $2.8 million were settled shortly thereafter and are disclosed within prepaid and other current assets on our consolidated balance sheet. In addition to claiming ERC’s during the prior fiscal year, the Company claimed and collected additional ERCs of $2.3 million during the year ended June 30, 2022.

We have accounted for such proceeds as in-substance government grants by analogizing to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance.

27

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

NOTE 14 - PREFERRED STOCK

Redeemable Preferred Stock

The following table summarizes the preferred activity for the year ended June 30, 2022 and 2021 (in shares):

	Balance as of June 30, 2020	Issuance of Preferred Stock	Balance, as of June 30, 2021	Issuance of Preferred Stock	Redemption of Preferred Stock	Balance, as of June 30, 2022
Series A-1 preferred stock	-	10,090	10,090	-	(6,000)	4,090
Series A-2 preferred stock	-	34,010	34,010	-	-	34,010
Total preferred stock	-	44,100	44,100	-	(6,000)	38,100

Series A-1 Preferred Stock Classified as a Liability

In connection with the JPM Transactions, the Company issued 10,090 shares of Series A-1 Preferred Stock with a face value of $1,000 per share at issuance. The shares were issued pro-rata to the stockholders of DME Inc. in the form of a distribution and no consideration was provided in exchange for such instruments. During the year ended June 30, 2022, the Company redeemed 6,000 shares of Series A-1 pro-rata from the holders at face value. The shares provide for a 9% annual dividend, which is payable quarterly. The shares are mandatorily redeemable by the Company at their face value of $1,000 per share on the earlier of certain redemption events or December 29, 2027. The redemption events include a bankruptcy, change in control or sale of the durable medical equipment business. The shares are redeemable at any time at the option of Company at a redemption price equal to face value. The shares rank senior and have preference to the common shares of HC LLC. The shares are non-voting, do not participate in the earnings of HC LLC and contain standard protective rights.

As the shares of Series A-1 Preferred Stock are mandatorily redeemable at a specified date, the security has been classified as a liability in the consolidated balance sheet. The dividends on the shares are included in interest expense in the consolidated statement of operations.

The fair value of each share of Series A-1 Preferred Stock on the issuance date was determined to be $801 per share. The difference between the fair value and the redemption value of $1,000 per share as well as debt issuance costs of $0.2 million is accounted for as a debt discount and accretion of the discount will be charged to interest expense over the 7-year period to redemption using the effective interest method.

28

Great Elm Healthcare, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

June 30, 2022 and 2021

Series A-2 Preferred Stock Classified as a Liability

In connection with the Financing Transactions, the Company issued 34,010 shares of Series A-2 Preferred Stock with a face value of $1,000 per share at issuance. The shares were issued to Forest in exchange for cash equal to the face value of such shares. The shares provide for a 9% annual dividend, which is payable quarterly. The shares are mandatorily redeemable by the Company at their face value of $1,000 per share on December 29, 2027, or at a liquidation preference of a 0-3% premium decreasing over time based upon the occurrence of certain redemption events prior to December 29, 2027. The redemption events include a bankruptcy, change in control or sale of the Company. The shares are redeemable at any time at the option of the Company at a redemption price at face value plus the 0-3% premium then in place. The shares rank senior and have preference to the common shares of HC LLC. The shares are non-voting and contain standard protective rights. In addition, upon a sale of the Company, the holders of Series A-2 Preferred Stock are entitled to the greater of their liquidation preference or 33% of proceeds arising from such sale.

As the shares of Series A-2 Preferred Stock are mandatorily redeemable at a specified date, the security has been classified as a liability in the consolidated balance sheet. The dividends on the shares are included in interest expense in the consolidated statement of operations.

We have identified the feature allowing holders of the Series A-2 Preferred Stock to participate in up to 33% of proceeds arising from a sale of the Company as an embedded derivative. We have bifurcated this embedded derivative from the mandatorily redeemable preferred stock host and have recorded the derivative liability at fair value. The fair value of the derivative liability on the issuance date was $6.5 million and will be marked to fair value at each reporting date going forward. The fair value of each share of Series A-2 Preferred Stock on the issuance date was determined to be $810 per share. The difference between the fair value and the redemption value of $1,000 per share as well as debt issuance costs of $1.1 million is accounted for as a debt discount and accretion of the discount will be charged to interest expense over the 7-year period to redemption using the effective interest method.

See Note 7 – Fair Value Measurements for additional discussion related to the fair value of the derivative liability.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in lawsuits, claims, investigations and proceedings that arise in the ordinary course of business. The Company maintains insurance to mitigate losses related to certain risks. The Company is not a named party in any other pending or threatened litigation that we expect to have a material adverse impact on our business, results of operations, financial condition or cash flows.

NOTE 16 - SUBSEQUENT EVENTS

The Company evaluated its consolidated financial statements for subsequent events through September 12, 2022, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

29

SCHEDULE B

Condensed Consolidated Financial Statements

Great Elm Healthcare, LLC

As of September 30, 2022 and for the three months ended September 30, 2022 and 2021

Great Elm Healthcare, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Dollar amount in thousands

	September 30, 2022	June 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$727	$1,309
Accounts receivable	5,854	5,867
Inventories	1,017	898
Prepaid and other current assets	536	385
Total current assets	8,134	8,459

Property and equipment, net	474	521
Equipment held for rental, net	7,923	7,504
Identifiable intangible assets, net	5,633	5,921
Goodwill	52,463	52,463
Right of use assets	3,062	2,989
Other assets	164	163
Total assets	$77,853	$78,020

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$6,126	$6,029
Accrued expenses and other liabilities	3,036	3,514
Deferred revenue	1,250	1,218
Related party payables	160	568
Current portion of lease liabilities	1,316	1,218
Current portion of equipment financing debt	3,909	2,993
Total current liabilities	15,797	15,540

Lease liabilities, net of current portion	1,882	1,903
Redeemable preferred stock (held by related parties, face value $44,100)	31,153	31,204
Embedded derivative	918	7,924
Total liabilities	49,750	56,571

Commitments and Contingencies (Note 15)

Members’ equity
Additional paid-in capital	29,005	29,005
Accumulated deficit	(902)	(7,556)
Total members’ equity	28,104	21,449
Total liabilities and members’ equity	$77,853	$78,020

The accompanying notes are an integral part of this unaudited condensed consolidated financial statement.

Great Elm Healthcare, LLC

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

Dollar amount in thousands

	For the three months ended September 30,
	2022	2021
Revenues
Durable medical equipment sales and services revenue	$11,028	$10,076
Durable medical equipment rental income	5,691	5,479
Total revenues	16,718	15,555

Operating costs and expenses
Cost of durable medical equipment sold and services	4,340	4,060
Cost of durable medical equipment rentals(1)	2,050	1,850
Other operating expenses(2)	9,118	6,358
Depreciation and amortization	387	453
Total operating costs and expenses	15,895	12,721

Operating income	823	2,834
Interest expense	(1,152)	(1,333)
Other income, net	6,984	561
NET INCOME	$6,655	$2,062

(1) Includes depreciation expense of:	$1,889	$1,688
(2) Net of CARES Act Stimulus of:	$-	$2,321

The accompanying notes are an integral part of this unaudited condensed consolidated financial statement.

Great Elm Healthcare, LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY (UNAUDITED)

Three months ended September 30, 2022

Dollar amount in thousands

	Additional Paid-in Capital	Accumulated Deficit	Members’ Equity
Balance, June 30, 2022	$29,005	$(7,556)	$21,449
Net income	-	6,655	6,655
Balance, September 30, 2022	$29,005	$(901)	$28,104

Great Elm Healthcare, LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY (UNAUDITED)

Three months ended September 30, 2021

Dollar amount in thousands

	Additional Paid-in Capital	Accumulated Deficit	Members’ Equity
Balance, June 30, 2021	$29,005	$(3,399)	$25,606
Net income	-	2,061	2,061
Balance, September 30, 2021	$29,005	$(1,338)	$27,667

Great Elm Healthcare, LLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Dollar amount in thousands

For the three months ended September 30,

	2022	2021
Cash flows from operating activities:
Net income	$6,655	$2,062
Adjustments to reconcile net income:
Depreciation and amortization	2,276	2,141
Non-cash interest and amortization of capitalized issuance costs	298	329
Other non-cash expense, net	334	464
Gain on sale of equipment held for rental	(114)	(43)
Gain on sale of property and equipment	(1)	-
Loss on redemption of redeemable preferred stock	23	-
Gain on change in valuation of embedded derivative	(7,006)	(544)
Change in fair value of contingent consideration	12	(163)
Changes in operating assets and liabilities:
Accounts receivable	13	974
Inventories	(120)	(5)
Prepaid assets, deposits, and other assets	(151)	(830)
Operating leases	(330)	(468)
Related party payable	(408)	288
Deferred revenues	32	(1,159)
Accounts payable, accrued liabilities and other liabilities	(385)	(915)

Net cash provided by operating activities	1,128	2,131

Cash flows from investing activities:
Acquisition of business, net of cash acquired	-	(1,250)
Purchases of equipment held for rental	(2,547)	(2,501)
Proceeds from sale of equipment held for rental	338	606
Proceeds from sale of property and equipment	1	-
Purchases of property and equipment	(52)	(48)

Net cash used in investing activities	(2,260)	(3,193)

Cash flows from financing activities:
Redemption of redeemable preferred stock	(366)	-
Principal payments on equipment financing	(1,746)	(1,155)
Proceeds from equipment financing	2,662	2,083

Net cash used in financing activities	550	928

Net decrease in cash and cash equivalents	(582)	(134)
Cash and cash equivalents at beginning of period	1,309	5,637

Cash and cash equivalents at end of period	$727	$5,503

Supplemental disclosure of cash flow information:
Cash paid for interest	$855	$1,000
Non-cash investing and financing activities
Lease liabilities and right of use assets arising from operating leases	$399	$504
Contingent consideration	$12	$497

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022 and 2021

NOTE 1 - ORGANIZATION

Great Elm DME Inc. (“DME Inc.”) was formed to acquire and combine two companies, Valley Healthcare Holding, LLC and Northwest Medical, LLC, which were acquired on September 7, 2018. The Company has subsequently expanded its durable medical equipment business through acquisitions in 2019 and 2021.

Great Elm Healthcare LLC (the “Company” or “HC LLC”) is a Delaware limited liability company formed on October 23, 2020 as a wholly-owned subsidiary of DME Inc. When formed, all of DME Inc’s wholly-owned operating subsidiaries became wholly-owned subsidiaries of HC LLC.

On May 31, 2021, a reorganization occurred in which DME Holdings, Inc. (“DME Holdings”), DME Inc’s 80.1% owner, exchanged their interest in DME Inc. for an identical 80.1% direct interest in the Company. As such, the condensed consolidated financial statements include the operations of DME Inc. for the relevant period prior to the formation of HC LLC.

The Company specializes in the distribution of respiratory care equipment, including primarily positive air pressure equipment and supplies, ventilators and oxygen equipment and operate in Arizona, Nebraska, Kansas, Missouri, Oregon, Washington and Alaska. Wholly-owned subsidiaries include Advanced Medical DME, LLC; Alliance Home Care & Mobile Diagnostics, LLC; Focus Respiratory, LLC; Heartland Health Therapy, LLC; Northwest Medical, LLC; PM Sleep Lab, LLC; Rejuvenight, LLC; RTA Homecare, LLC and United Respiratory Services, LLC.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying condensed consolidated financial statements have been prepared in accordance generally accepted accounting principles in the United States of America (“US GAAP”). These financial statements reflect all adjustments (consisting of normal recurring items or items discussed herein) that management believes are necessary to fairly state results for the interim periods presented. Results of operations for interim periods are not necessarily indicative of annual results of operations.

The preparation of these unaudited condensed financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Company to make estimates and assumptions that affect the reported amounts in the interim periods presented. On an on-going basis, the Company evaluates all of these estimates and assumptions. The most important of these estimates and assumptions relate to revenue recognition, the valuation of excess and obsolete inventories, depreciable lives of equipment, impairment of long lived tangible and intangible assets, fair value measurements including embedded derivatives in the Company’s preferred stock, contingent consideration, estimates associated with the application of acquisition accounting, and the value of lease liabilities and corresponding right to use assets. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

Principles of Consolidation

The Company consolidates the assets, liabilities, and operating results of its wholly-owned subsidiaries and subsidiaries in which we hold a controlling financial interest as of the financial statement date. In most cases, a controlling financial interest often reflects ownership of a majority of the voting interests. We consolidate a variable interest entity (“VIE”) when we possess both the power to direct the activities of the VIE that most significantly impacts its economic performance and we are either obligated to absorb the losses that could potentially be significant to the VIE or we hold the right to receive benefits from the VIE that could potentially be significant to the VIE.

All intercompany accounts and transactions have been eliminated in consolidation.

 Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. The Company has its cash on deposit with commercial banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution and amounts on deposit may exceed the amount insured. As of September 30, 2022 and 2021, the Company did not have any short-term investments.

Accounts Receivable

Accounts receivable are customer obligations due under normal sales and rental terms and represent the amount estimated to be collected from the patient customers and, if applicable, the third-party private insurance provider or government program (collectively, “Payors”), based on the contractual agreements. The Company does not require collateral in connection with its customer transactions and aside from verifying insurance coverage, does not perform credit checks on patient customers. Revenue and accounts receivable have been constrained to the extent that billed amounts exceed the amounts estimated to be collected. The constrained transaction price relates primarily to expected billing adjustments with the Payors and patient customers. Management’s evaluation of variable consideration takes into account such factors as past experience, information about specific receivables, Payors and patient customers.

The revenue reserves related to constraints on variable consideration were $1.5 million and $2.1 million as of September 30, 2022 and 2021, respectively. The Company recognized a reduction to revenue of $.4 million and $1.0 million related to such constraints during the three months ended September 30, 2022 and 2021, respectively. See Note 3 - Revenue.

The assessment of variable consideration to be constrained is based on estimates, and ultimate losses may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. There were no material adjustments to revenues made in the period ended September 30, 2022 and 2021 relating to prior periods. Changes in variable consideration are recorded as a component of net revenues.

The Company generally does not allow returns from providers for reasons not covered under the manufacturer’s standard warranty. Therefore, there is no provision for sales return reserves. The Company does not have significant bad debt experience with Payors, and therefore the allowance for doubtful accounts is immaterial.

As of September 30, 2022 and 2021, the Company had unbilled receivables of approximately $0.3 million and $0.2 million, respectively, that relate to transactions where the Company has the ultimate right to invoice a Payor under the terms of the arrangement, but are not currently billed and are therefore contract assets. Such contract assets are included in accounts receivable in the condensed consolidated balance sheets.

Fair Value Measurements

Certain liabilities are carried at fair value under US GAAP. See Note 7 - Fair Value Measurements.

Property, Equipment and Rental Equipment

The Company records property and equipment acquired at cost. The costs of property acquired from asset acquisitions or business combinations is recorded at fair value at the date of acquisition based on its estimated replacement costs.

The Company capitalizes the cost of equipment predominantly leased out to patient customers within equipment held for rental, net. These purchases are classified as cash outflows from investing activities when they are paid. The Company capitalizes the cost of equipment predominantly sold to patient customers within inventories. These purchases are classified as cash outflows from operating activities when they are paid. A portion of equipment recorded within equipment held for rental, net, could ultimately be sold. A portion of equipment recorded within inventories could ultimately be leased. Management is not able to accurately project the ultimate use of equipment, which in many cases is determined by Payor reimbursement terms and has therefore adopted the above stated policy.

Great Elm Healthcare, LLC

 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Management has estimated the useful lives of equipment leased to customers where title ultimately transfers to customers based upon an analysis of ultimate disposition of rental equipment, some of which is returned to the Company and either re-leased or sold.

The Company recognizes depreciation in amounts sufficient to match the cost of depreciable assets to operations over their estimated service lives, which considers the term of lease for any leased assets. The Company capitalizes expenditures for improvements that significantly extend the useful life of an asset. The Company charges expenditures for maintenance and repairs to operations in the periods incurred. When assets are sold, the asset and accumulated depreciation are eliminated, and a gain or loss is recognized in operating income.

Depreciation is recognized using the straight-line method over their estimated useful lives as follows:

Description	Life in Years

Property and equipment
Leasehold improvements	lesser of 7 years or life of the lease
Vehicles	5
Sleep study equipment	5
Furniture and fixtures	1 to 5
Computer equipment and software	3

Rental equipment
Medical equipment for lease	1 to 5

Inventories

Inventories, which principally consist of durable medical equipment and related supplies that are predominantly sold, are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reduces the carrying value of inventories for items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments or other economic factors. The Company bases its provisions for excess, expired and obsolete inventory primarily on purchasing activity and usage. A significant change in the timing or level of demand for our products as compared with forecasted amounts may result in recording additional provisions for excess, expired and obsolete inventory in the future. As the Company purchases all of its inventories, all inventories are categorized as finished goods. There were no significant write-offs during the period ended September 30, 2022 and 2021.

Goodwill and Other Identifiable Intangible Assets

Goodwill represents the excess of fair value over identifiable tangible and intangible net assets acquired in business combinations. Goodwill is not amortized for US GAAP purposes. Instead, goodwill is reviewed for impairment at least annually, or on an interim basis between annual tests when events or circumstances indicate that it is more likely than not that the fair value of our single reporting unit is less than its carrying value. We perform our annual impairment test on the first day of the fiscal fourth quarter, or as required when impairment triggering events are identified.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

The Company amortizes its identifiable intangible assets over their estimated useful lives using a discounted cash flow attribution or straight-line methods as determined appropriate for each identifiable intangible asset. The Company amortizes its identifiable intangible assets over periods ranging from five to fifteen years.

Long-lived Assets

Long-lived assets include property and equipment, intangible assets and the right to use asset. These assets are evaluated for potential impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable based on undiscounted cash flows. If an impairment is indicated, the Company records the impaired asset at fair value and records a charge to operations.

Leases and Right of Use Assets

We determine if an arrangement is a lease at inception. As of September 30, 2022 and 2021, all of our leases are operating leases. Operating leases are included in right of use assets (“ROU”), current portion of lease liabilities and lease liabilities net of current portion in the consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide a readily determinable implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The ROU assets also include any lease payments made and adjustments recorded in acquisition accounting. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, primarily consisting of common area maintenance charges, and have elected the practical expedient to account for lease and non-lease components together as a single lease component.

Cost of Durable Medical Equipment Sold and Services

Cost of durable medical equipment sold and services is comprised of costs included in inventory for medical equipment sold and direct costs associated with providing sleep study services, including staff to perform the studies and supplies used in the studies.

Cost of Durable Medical Equipment Rentals

Cost of rentals includes depreciation on medical equipment held for lease and related maintenance expenses.

Other Operating Expenses

The Company classifies direct expenses including payroll, facilities and equipment costs, professional fees and other administrative costs, in other operating expenses in the accompanying consolidated statements of operations.

Depreciation and Amortization

The Company has separately presented depreciation and amortization expense, except for depreciation expense which is included in cost of durable medical equipment rentals as described above. Such depreciation and amortization expense is based on the estimated useful lives of the underlying assets.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Income Taxes

The Company itself is not subject to U.S. Federal income taxes. Accordingly, income taxes are not considered in the accompanying consolidated financial statements since such taxes, if any, are the responsibility of the individual members. If an uncertain tax position were to be identified, Accounting Standards Codification (“ASC”) 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current period.

Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

Business Combinations

Business combinations are accounted for at fair value. Acquisition costs are expensed as incurred and recorded in selling, general and administrative expenses; previously held equity interests are valued at fair value upon the acquisition of a controlling interest; restructuring costs associated with a business combination are expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date affect income tax expense. Measurement period adjustments are made in the period in which the amounts are determined and the current period income effect of such adjustments will be calculated as if the adjustments had been completed as of the acquisition date. All changes that do not qualify as measurement period adjustments are also included in current period earnings. The accounting for business combinations requires estimates and judgment as to expectations for future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the estimated fair value for assets acquired and liabilities assumed. The fair values assigned to tangible and intangible assets acquired and liabilities assumed, including contingent consideration, are based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill, require acceleration of the amortization expense of finite-lived intangible assets, or the recognition of additional consideration which would be expensed. The fair value of contingent consideration is remeasured each period based on relevant information and changes to the fair value are included in the operating results for the period within general and administrative expense.

Restrictions on Dividends

The ability of the Company to pay dividends is subject to compliance with the restricted payment covenants under the DME Revolver.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Concentration of Risk

The Company’s durable medical equipment revenue and related accounts receivable are concentrated with third-party Payors. The following table summarizes customer concentrations as a percentage of revenues:

	September 30, 2022	September 30, 2021
Government payor	39%	39%
Third-party payor	13%	14%

The following table summarizes customer concentrations as a percentage of accounts receivable:

	September 30, 2022	September 30, 2021
Government payor	29%	27%
Third-party payor	13%	16%

Recently Issued Accounting Standards

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), which changes the impairment model for financial instruments, including trade receivables from an incurred loss method to a new forward-looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical experience, current information and reasonable and supportable forecasts. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is evaluating the potential impact that the adoption of this ASU will have on its consolidated financial statements.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

NOTE 3 - Revenue

The revenues from each major source of revenue are summarized in the following table:

	For the three months ended September 30,
(in thousands)	2022	2021
Product and services revenue
Equipment sales	$9,634	$8,730
Service revenues	1,393	1,346

Total product and services revenue	11,027	10,076

Rental revenues
Medical equipment rental income	5,691	5,479

Total rental revenue	5,691	5,479

Total	$16,718	$15,555

Revenue Accounting Under Topic 606

In determining the appropriate amount of revenue to be recognized under FASB ASC Topic 606, Revenues (Topic 606), the Company performed the following steps: (i) identified the promised goods or services in the contract; (ii) determined whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measured the transaction price, including the constraint on variable consideration; (iv) allocated the transaction price to the performance obligations; and (v) recognized revenue when (or as) the Company satisfies each performance obligation.

Equipment Sales and Services Revenues

The Company sells durable medical equipment, replacement parts and supplies to customers and recognizes revenue at the point control is transferred through delivery to the customer. Each piece of equipment, part or supply is distinct and separately priced thus they each represent a single performance obligation. The revenue is allocated amongst the performance obligations based upon the relative standalone selling price method, however, items are typically all delivered or supplied together. The customer and, if applicable, the Payors are generally charged at the time that the product is sold, although separate layers of insurance coverage may need to be invoiced before final billings may occur.

The Company also provides sleep study services to customers and recognizes revenue when the results of the sleep study are complete as that is when the performance obligation is met.

The transaction price on both equipment sales and sleep studies is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the durable medical equipment business, billing adjustments customarily occur during the collections process when explanations of benefits are received by Payors, and as amounts are deferred to secondary Payors or to patient responsibility. As such, we constrain the transaction price for the difference between the amounts billed and what we believe we will collect from Payors and from patients. The transaction price therefore is predominantly based on contractual payment rates determined by the Payors. The Company does not generally contract with uninsured customers. We determine our estimates of billing adjustments based upon contractual agreements, our policies and historical experience. While the rates are fixed for the product or service with the customer and the Payors, such amounts typically include co-payments, co-insurance and deductibles, which vary in amounts, from the patient customer. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the Payor billings at contractual rates. The transaction price is initially constrained by the amount of customer co-payments we estimate will not be collected.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain Payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. The Company constrains revenue for these estimated adjustments. During the three months ended September 30, 2022 and 2021, there were no material changes in estimates relating to prior periods.

The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company may provide shipping services prior to the point of delivery and has concluded that the services represent a fulfilment activity and not a performance obligation. Returns and refunds are not accepted on either equipment sales or sleep study services. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not incur contract acquisition costs. The Company generally does not have any partially or unfilled performance obligations related to contracts with customers. However, during the quarter ended June 30, 2020, the Company applied for and received $4.4 million in advanced payments from the Centers for Medicare and Medicaid Services (CMS) under their Accelerated and Advance Payment Program, which was expanded to increase cash flow to providers of services and suppliers impacted by the 2019 Novel Coronavirus (COVID-19) pandemic. CMS began recoupments during fiscal 2021, leaving a remaining balance of $.3million as of June 30, 2022. During the three months ended September 30, 2022, we issued recoupments of $0, leaving a remaining balance of $.3 million as of September 30, 2022. These amounts are included within deferred revenue on the condensed consolidated balance sheet. The Company has no other contract liabilities as of September 30, 2022 or 2021.

Included in sales and services revenue are unbilled amounts for which the revenue recognition criteria had been met as of period-end but were not yet billed to the Payor. The estimate of net unbilled sales and service revenue recognized is based on historical trends and estimates of future collectability. As of September 30, 2022 and 2021, net unbilled sales and service revenue is approximately $0.3 million and $0.1 million, respectively, and is included in accounts receivable.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Revenue Accounting Under Topic 842

Equipment Rental Revenue

Under FASB ASC Topic 842, Leases (Topic 842) rental income from operating leases is recognized on a straight-line basis, based on contractual lease terms with fixed and determinable increases over the non-cancellable term of the related lease when collectability is reasonably assured. The Company leases durable medical equipment to customers for a fixed monthly amount on a month-to-month basis. The contractual length of the lease term varies based on the type of equipment that is rented to the customer, but generally is from 10 to 36 months. In the case of capped rental agreements, title to the equipment transfers to the customer at the end of the contractual rental period. The customer has the right to cancel the lease at any time during the rental period for a subsequent month’s rental and payments are generally billed in advance on a month-to-month basis. Under Topic 842, rental income from operating leases is recognized on a month-to-month basis, based on contractual lease terms when collectability is reasonably assured. Certain customer co-payments are included in revenue to the extent they are considered probable of payment.

The lease term begins on the date products are delivered to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private payors, and Medicaid. Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain Payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial. There were no material changes in estimates recorded in the three months ended September 30, 2022 and 2021, relating to prior periods.

Although invoicing typically occurs at the beginning of the monthly rental period, we recognize revenue from rentals on a daily basis. Since rental agreements can commence at any time during a given month, we defer revenue related to the remaining monthly rental period as of period end. Deferred revenue related to rentals was $1.0 million as of both September 30, 2022 and 2021.

Included in rental revenue are unbilled amounts for which the revenue recognition criteria had been met as of period-end but were not yet billed to the Payor. Net unbilled rental revenue is recognized to the extent payment is probable. Net unbilled rental revenue is approximately $0.1 million is included in accounts receivable as of both September 30, 2022 and 2021.

NOTE 4 - Financing Transactions

On December 29, 2020, the Company issued two series of Series A preferred stock. In connection with such financing, among other things:

●	The Company issued 10,090 newly issued shares of 9.0% Series A-1 preferred stock (the “Series A-1 Preferred Stock”) to DME Inc. as a distribution, which in turn distributed such preferred stock pro rata to the holders of its common stock such that 80.1% of such preferred stock is held by Forest Investments, Inc. (“Forest”); 9.95% is held by Corbel Capital Partners SBIC, L.P. (“Corbel”); and 9.95% is held by Valley Healthcare Group, LLC (“VHG”).

●	The Company issued to Forest 34,010 newly issued shares of 9.0% Series A-2 preferred stock (the “Series A-2 Preferred Stock”) in exchange for $1,000.00 per share. See Note 14 - Preferred Stock for additional information.

●	HC LLC distributed to the owners of DME Inc. cash of $1.9 million.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

●	The Company repurchased 6,000 shares of the 9.0% Series A-1 Preferred Stock for $6.0 million in the year ended June 20, 2022.

●	The Company repurchased 407 shares of the 9.0% Series A-1 Preferred Stock for $0.4 million in the quarter ended September 30, 2022.

(Each collectively noted above, the Financing Transactions).

The Company incurred financing costs related to these transactions of $1.3 million. Using proceeds from the aforementioned Financing Transactions, DME Inc. paid off the term loan with Corbel (the “Corbel Facility”). See Note 12 - Borrowings.

NOTE 5 - Acquisitions

Acquisition of MedOne Healthcare LLC

On August 31, 2021, the Company acquired the power mobility assets of MedOne Healthcare LLC (MedOne) high service power mobility provider in Arizona. The acquisition is accounted for as a business combination. The Company expects this acquisition to achieve synergies through integrating these operations into our existing durable medical equipment operations. Operating results of the acquired businesses have been included in the consolidated statements of operations since August 31, 2021.The purchase consideration was $2.0 million, comprised of $1.25 million paid at closing, $0.25 million of amounts due to seller pending satisfaction of certain indemnification obligations, and $0.5 million representing the acquisition date fair value of contingent consideration. The allocation of the purchase price for MedOne resulted in goodwill of $1.9 million. Goodwill is attributable primarily to expected synergies and the assembled workforce of the acquired business. All of the goodwill is expected to be deductible for income tax purposes. The presentation of pro forma financial disclosures are not required in connection with the MedOne acquisition.

The contingent consideration arrangement requires the Company to pay up to $1.0 million of additional consideration to the seller if certain revenue thresholds are achieved for each of the 12 month periods ending September 1, 2022, and 2023. The fair value of the contingent consideration arrangement at the acquisition date was $0.5 million. The Company estimated the fair value of the contingent consideration using a Monte Carlo simulation model. The key assumptions in applying the Monte Carlo simulation model included volatility of 23.3% and a discount rate of 10.3%.

Acquisition of Advanced Medical DME, LLC and PM Sleep Lab, LLC

On March 1, 2021, the Company acquired Advanced Medical DME, LLC and PM Sleep Lab, LLC (“AMPM”), providers of sleep testing, Positive Air Pressure (“PAP”), and other respiratory products and services in nine locations throughout Kansas and Missouri. The acquisition is accounted for as a business combination. The Company expects to achieve synergies and costs reductions through integrating these operations into our existing durable medical equipment operations. Operating results of the acquired businesses have been included in the consolidated statements of operations since March 1, 2021.

The original purchase consideration was $1.1 million, comprised of $0.4 million paid upon closing net of cash acquired, $0.3 placed in escrow for potential satisfaction of certain indemnification obligations, and $0.4 million representing the acquisition date fair value of contingent consideration. Subsequent to the acquisition, we finalized the working capital adjustment with the seller resulting in a return of $0.1 million to the Company from escrow. We have recorded an allocation of the purchase price for AMPM, which resulted in goodwill of $0.6 million and intangible assets, including trade names of $0.4 million. Goodwill is attributable primarily to expected synergies and the assembled workforce of the acquired business. None of the goodwill is expected to be deductible for income tax purposes.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

The contingent consideration arrangement requires the Company to pay up to $2.1 million of additional consideration to the seller if certain revenue thresholds are achieved for the 12 months ended September 1, 2022. The fair value of the contingent consideration arrangement at the acquisition date was $0.4 million. The Company estimated the fair value of the contingent consideration using a Monte Carlo simulation model. The key assumptions in applying the Monte Carlo simulation model included volatility of 40.0% and a discount rate of 10.3%.

NOTE 6 - Related Party Transactions

Related party transactions are measured in part by the amount of consideration paid or received as established and agreed by the parties. Consideration paid for such services in each case is the negotiated value.

In connection with the initial acquisition of the durable medical equipment businesses in September 2018, DME Inc. and its subsidiaries entered into the Corbel Facility. Corbel previously held an interest in Northwest Medical, LLC and was one of the sellers in our acquisition of the business. As a result of the acquisition, at September 30, 2022 and 2021 Corbel holds a non-controlling interest in HC LLC. Pursuant to the Corbel Facility, Corbel was paid a structuring fee and a quarterly monitoring fee. In conjunction with the JPM Transactions, the Corbel Facility was repaid early on December 29, 2020, and DME Inc. paid a deferred structuring fee as well as a prepayment penalty. See Note 12 - Borrowings for additional information on the Corbel Facility and Note 14 - Preferred Stock.

As discussed above in the financing transaction footnote, the Series A-1 and Series A-2 are held by affiliates of the shareholders of the Company. See Note 4 - Financing Transaction

The Company entered into an amended and restated management agreement with Great Elm DME Manager, Inc. (“DME Manager”), in which the Company engages DME Manager to advise and consult on strategic, organizational, and other business activities. For consideration of the consulting arrangement, the Company compensates DME Manager 1.5% of Adjusted EBITDA (a non-GAAP metric) through December 31, 2020, and 3.0% thereafter. For the three months ended September 30, 2022 and 2021, the Company compensated DME Manager $0.1 million and $0.1 million, respectively. As of September 30, 2022 and 2021, the Company had $0.1 million and $0.2 million outstanding as management fees payable.

On December 18, 2020, the Company entered into a Shared Personnel and Reimbursement Agreement with Great Elm Capital Management (“GECM”) which was retroactive to July 1, 2020. Under this agreement the Company will reimburse GECM and affiliates costs such as compensation, benefits, and other direct cost for the time dedicated to the Company. For the three months ended September 30, 2022, the Company reimbursed GECM $0.1 million, and as of September 30, 2022 and 2021, the Company had $0 and $0.3 million payable to GECM under this agreement, respectively.

NOTE 7 - Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

US GAAP provides a framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1:   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Level 2:  Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

All financial assets or liabilities that are measured at fair value on a recurring and non-recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

The assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized in the tables below:

	Fair Value as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Liabilities
Embedded derivative	$-	$-	$918	$918
Contingent consideration liability	-	-	656	656
Total liabilities	$-	$-	$1,574	$1,574

	Fair Value as of September 30, 2021
	Level 1	Level 2	Level 3	Total
Liabilities
Embedded derivative	$-	$-	$5,271	$5,271
Contingent consideration liability	-	-	108	108
Total liabilities	$-	$-	$5,379	$5,379

There were no transfers between levels of the fair value hierarchy during the three months ended September 30, 2022 and 2021

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

The following is a reconciliation of changes in contingent consideration, a Level 3 liability during the three months ended September 30, 2022:

(in thousands)	Three months Ended September 30, 2022	Three months Ended September 30, 2021
Beginning balance	$644	$271
Additions	-	-
Payments	-	-
Change in fair value	12	(163)

Ending balance	$656	$108

The following is a reconciliation of changes in the embedded derivative, a Level 3 liability during the three months ended September 30, 2022:

(in thousands)	Three months Ended September 30, 2022	Three months Ended September 30, 2021
Beginning balance	$7,924	$5,815
Additions	-	-
Payments	-	-
Change in fair value	(7,006)	(544)

Ending balance	$918	$5,271

Participation feature of HC LLC Series A-2 Preferred Stock

On December 29, 2020, the Company issued HC LLC Series A-2 preferred stock (the Series A-2 Preferred Stock) to the parent company’s consolidated subsidiary, Forest. See Note 14 – Preferred Stock. An embedded derivative was identified in the instrument requiring bifurcation from the host instrument as a derivative to be carried at fair value. The value of the derivative related to a participation feature upon the sale of the durable medical equipment business. As of period end, the fair value of this derivative is determined using an option pricing model based on the estimated value of HC LLC derived from a discounted cash flow income approach and a guideline public company market approach. The key assumptions in applying the valuation approach as of September 30, 2022 include financial forecasts of the durable medical equipment business and a volatility rate of 63.5% (level 3 inputs in accordance with the GAAP fair value hierarchy). The key assumptions in applying the valuation approach as of September 30, 2021 include financial forecasts of the durable medical equipment business and a volatility rate of 49.9%. The fair value of the embedded derivative as of September 30, 2022 and 2021 was $0.9 million and $5.3 million respectively.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Contingent consideration

In conjunction with the acquisition of AMPM on March 1, 2021, the Company entered into a contingent consideration agreement that requires the Company to pay up to $2.1 million if certain revenue thresholds of the acquired business are achieved for the 12 months ending September 1, 2022. Based on Company revenue projections, the revenue thresholds are not expected to be met and therefore no liability is recorded as of September 30, 2022.

In conjunction with the acquisition of MedOne on August 31, 2021, the Company entered into a contingent consideration agreement that requires the Company to pay up to $1.0 million if certain revenue thresholds of the acquired business are achieved for the 12 months ending September 1, 2022 and September 1, 2023. The Company estimated the fair value of the contingent consideration using actual amounts. The fair value of the contingent consideration as of September 30, 2022 was $0.7 million and is included within accrued expenses and other liabilities in the balance sheet.

See Note 12 - Borrowings for additional discussion related to the fair value of notes payable. The carrying value of all other financial assets and liabilities approximate their fair values.

NOTE 8 - Fixed Assets

The Company’s fixed assets consist of its medical equipment held for rental, furniture and fixtures, and leasehold improvements used in its operations. The following tables detail the Company’s fixed assets:

	As of
(in thousands)	September 30, 2022	September 30, 2021
Property and equipment
Leasehold improvements	$935	$794
Vehicles	162	187
Computer equipment and software	679	516
Furniture and fixtures	568	405
Sleep study equipment	594	599
	2,938	2,501
Accumulated depreciation	(2,464)	(1,638)
Net carrying amount	$474	$863

Medical equipment held for rental
Medical equipment held for rental	$17,544	$15,200
Accumulated depreciation	(9,621)	(7,970)
Net carrying amount	$7,923	$7,230

The following table reconciles depreciation expense included in the following lines of the consolidated statement of operations to total depreciation expense for each period presented.

	Three months
(in thousands)	September 30,2022	September 30,2021
Depreciation and amortization	$98	$140
Cost of durable medical equipment rentals	1,889	1,688
Total depreciation expense	$1,987	$1,828

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

NOTE 9 - Goodwill and Other Intangible Assets

The Company includes identifiable intangible assets acquired through acquisitions in prior years and the current year. The changes in the carrying value of goodwill are as follows:

	Three Months Ended September 30,
(in thousands)	2022	2021
Beginning balance	$52,463	$50,536
Acquisitions	-	1,927
Ending balance	$52,463	$52,463

The Company’s annual impairment assessment date for goodwill is April 1. No impairment triggering events have been identified during the year. We performed a quantitative impairment test for our annual impairment assessment. Based on the analyses performed, the fair value of the Company exceeded the carrying value by 73% and no impairment was noted. The fair value of the Company was derived using a combination of present value of estimated cash flows and the valuations and prices of comparable businesses. The discount rate used in this analysis was 15.5%.

The following tables provide additional detail related to the Company’s acquired identifiable intangible assets:

	As of September 30, 2022
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Durable medical equipment
Tradename	$9,060	$(3,676)	$5,384
Hospital contracts	90	(55)	35
Non-compete agreements	1,370	(1,156)	214
Total	$10,520	$(4,887)	$5,633

	As of September 30, 2021
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Durable medical equipment
Tradename	$9,060	$(2,744)	$6,316
Hospital contracts	90	(26)	64
Non-compete agreements	990	(578)	412
Total	$10,140	$(3,348)	$6,792

Aggregate Amortization Expense (in thousands)	2022	2021
For the three months ended September	$289	$313

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Estimated Future Amortization Expense (in thousands)
For the nine months ending June 30, 2023	$860
2024	1,005
2025	941
2026	919
2027	880
Thereafter	1,028
Total	$5,633

NOTE 10 - Lessor Operating Leases

Medical Equipment Leases

The Company and the subsidiaries of the Company own medical equipment which is leased to customers. The Company’s customers consist primarily of patients through their clinical providers including medical centers, clinics and hospices and the Company has lease arrangements with these patients. In addition, the arrangements between the Company and its customers are impacted by arrangements between the Company and Payors. The Payors may cover a portion or all of the rental payments under the agreements between the Company and its customers. The patient is responsible for any residual co-payments.

The lease terms may be for a pre-determined time period, generally 10 months to 36 months; however, the customer may cancel the lease at any time and for any reason without penalty and therefore, the Company treats all leases as month-to-month leases. Upon termination of the lease, the equipment, if not aged beyond its useful life, may be refurbished and subsequently sold or leased to another customer. As the leases are month-to-month, there are no future lease receivables under the terms of the current leases.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

NOTE 11 - Lessee Operating Leases

All of the Company’s leases are operating leases. Certain of the leases have both lease and non-lease components. The Company has elected to account for the lease component and the non-lease components as a single combined lease component for all classes of underlying assets. The following table provides additional details of the leases presented in the balance sheets:

(in thousands)	September 30, 2022	September 30, 2021
Facilities
Right of use assets	$2,654	$4,020
Current portion of lease liabilities	1,206	1,808
Lease liabilities, net of current portion	1,572	2,381
Total liabilities	$2,778	$4,189

Weighted-average remaining life	3.11 years	3.4 years
Weighted-average discount rate	11.23%	11.3%

Vehicles
Right of use assets	$404	$291
Current portion of lease liabilities	105	63
Lease liabilities, net of current portion	310	228
Total liabilities	$415	$291

Weighted-average remaining life	4.12 years	4.8 years
Weighted-average discount rate	5.81%	6.5%

Equipment
Right of use assets	$4	$23
Current portion of lease liabilities	4	19
Lease liabilities, net of current portion	-	4
Total liabilities	$4	$23

Weighted-average remaining life	.64 years	1.1 years
Weighted-average discount rate	12.5%	12.5%

As of September 30, 2022 the Company had total right of use assets of $3.1 million and lease liabilities of $3.2 million (consisting of $1.3 million in current portion of lease liabilities and $1.9 million in lease liabilities, net of current portion) on the consolidated balance sheet. The discount rate for each lease is based on the collateralized borrowing rate at the inception of the lease.

As of September 30, 2021 the Company had total right of use assets of $4.3 million and lease liabilities of $4.5 million (consisting of $1.9 million in current portion of lease liabilities and $2.6 million in lease liabilities, net of current portion) on the consolidated balance sheet. The discount rate for each lease is based on the collateralized borrowing rate at the inception of the lease.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

Operating lease costs are included in other operating expenses on the statements of operations and are included in cash flows from operating activities on the statements of cash flows. Certain operating leases include variable lease costs which are not material and are included in operating lease costs. Additional details are presented in the following table:

	For Three Months ended September 30,
(in thousands)	2022	2021
Facilities
Operating lease cost	$469	$469
Cash paid for operating leases	469	525

Vehicles
Operating lease cost	$26	$13
Cash paid for operating leases	26	13

Equipment
Operating lease cost	$16	$9
Cash paid for operating leases	16	9

The following table summarizes the Company’s undiscounted cash payment obligations for its operating leases:

(in thousands)	Estimated Future Amortization Expense
For the nine months ended June 30, 2023	$1,088
2024	1,041
2025	792
2026	630
2027	152
Thereafter	21

Total lease payments	3,724

Imputed interest	(527)

Total lease liabilities	$3,197

The facility leases include offices, retail and warehouse space and sleep labs. The facility leases have original or amended terms ranging from 12 to 96 months, some of which include an additional option to extend the lease for up to 120 months. At the date of acquisition, the remaining lease terms for acquired leases ranged from 3 to 96 months. Certain of these leases have variable rental payments tied to a consumer price index or include additional rental payments for maintenance costs, taxes and insurance, which are accounted for as variable rent.

The vehicles leases have original lease terms of 60 months from the commencement date of each lease with no option to extend. Each lease may be terminated by the lessee with 30-days’ notice after the first 13 months of the lease subject to certain early termination costs, including residual value guarantees. The lease costs include variable payments for taxes and other fees.

Equipment leases consist of office equipment with original lease terms ranging from 36 to 48 months from the commencement date of each lease and may include an option to extend or purchase at the end of the lease term. Certain of these leases include additional rental costs for taxes, insurance and additional fees in addition to the base rental costs.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

NOTE 12 - Borrowings

As of September 30, 2022 and 2021, there are no related party borrowings of the Company. As discussed in Note 6 – Related Party Transactions, the Company paid off the Corbel Facility on December 29, 2020.

The Company’s subsidiaries’ other outstanding borrowings are summarized in the following table:

	As of
(in thousands)	September 30, 2022	September 30, 2021
Revolver	$-	$-
Equipment financing	3,909	2,969

Total principal	3,909	2,969

Unamortized debt discounts and issuance costs	-	-

Total borrowings	3,909	2,969

Less current portion of other outstanding borrowings	(3,909)	(2,927)

Other outstanding borrowings, net of current portion	$-	$42

The Company’s aggregate future required principal debt repayments are summarized in the following table:

(in thousands)	Principal Due
For the nine months ending 2023	$3,671
For the year ending June 30, 2024	238

Total	$3,909

In connection with the acquisition of DME Inc., the Company assumed a secured note (“Corbel Facility”) with a principal balance of $8.5 million, which was amended and increased to $25 million concurrent with the closing of the acquisition. In addition, the Company assumed and expanded a revolving line of credit agreement with Banc of California (formerly Pacific Mercantile Bank) (“DME Revolver”) with a principal balance of $0.8 million, which was amended and increased to $6.3 million at the date of acquisition.

The Corbel Facility was repaid on December 29, 2020. The repayment included deferred structuring fees of $0.6 million, prepayment premiums and settlement fees of $1.0 million, and lender legal fees of $0.1 million. In addition, upon repayment, the Company wrote off the remaining unamortized debt issuance costs of $0.2 million, resulting in an aggregate $1.9 million loss on extinguishment of debt.

The Corbel Facility was held by Corbel, a related party, which also holds an indirect interest in HC LLC and is a holder of HC LLC Series A-1 Preferred Stock. See Note 6 - Related Party Transactions and Note 14 - Preferred Stock.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

There were no borrowings outstanding under the Revolver at September 30, 2022 or 2021. The Revolver allows for borrowings up to $10 million, subject to a fixed percentage of qualifying accounts receivables and inventories related to the durable medical equipment business operations. Borrowings under the line of credit are due on November 29, 2022 and accrue interest at a variable rate of the prime rate plus 0.40% per annum. At September 30, 2022 the interest rate was 5.2%. Interest is payable monthly in arrears. The Company has the option to prepay the borrowings without any penalty. The borrowings under the DME Revolver are collateralized by substantially all of the assets of the Company and the Company is required to meet certain financial covenants.

The Revolver includes covenants that restrict HC LLC’s and its subsidiaries’ business operations to its current business, limit additional indebtedness, liens, asset dispositions and investments, require compliance and maintenance of licenses and government approvals and other customary conditions. Events of default include the failure to pay amounts when due, bankruptcy, or violation of covenants, including a change in control of HC LLC. HC LLC must also comply with a fixed-charge coverage and leverage ratio financial covenants, which are based in part on the HC LLC EBITDA levels. The Company was in compliance with all material covenants and restrictions at September 30, 2022 and 2021.

HC LLC’s operating subsidiaries also utilize equipment financing debt to fund certain inventory and equipment purchases from suppliers. These equipment financing debt agreements are entered into with third party banks and are generally payable in equal installments over terms of one to three years, depending on the nature of the underlying purchases being financed. The debt is secured by the inventory and equipment, as applicable, of the operating subsidiaries entering into the agreements, and the long-term agreements have implicit interest rates between 7 - 8%. The Company financed $2.7 million and $2.1 million, respectively in inventory and equipment through such financing agreements during the three months ended September 30, 2022 and 2021.

NOTE 13 - CARES Act

On December 27, 2020, the Taxpayer Certainty and Disaster Tax Relief Act of 2020 expanded certain benefits made available under the enhanced Coronavirus Aid, Relief, and Economic Security Act, including modifying and extending the Employee Retention Credit (ERC). As modified, the ERC provides eligible employers with less than 500 employees a refundable tax credit against the employer’s share of social security taxes. The ERC is equal to 70% of qualified wages paid to employees during calendar 2021 for a maximum credit per employee of $7,000 per employee for each calendar quarter through September 30, 2021. During the three months ended September 30, 2021, the Company claimed ERCs of $2.3 million, consisting of $2.3 million recognized as a reduction to operating expenses. Such claimed ERCs were settled during the year ended June 30, 2022.

We have accounted for such proceeds as in-substance government grants by analogizing to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

NOTE 14 - Preferred Stock

Redeemable Preferred Stock

The following table summarizes the preferred activity for the three months ended September 30, 2022 (in shares):

	Balance, as of June 30, 2022	Issuance of Preferred Stock	Redemption of Preferred Stock	Balance, as of September 30, 2022
Series A-1 preferred stock	4,090	-	(407)	3,683
Series A-2 preferred stock	34,010	-	-	34,010

Total preferred stock	38,100	-	(407)	37,693

Series A-1 Preferred Stock classified as a liability

In connection with the JPM Transactions, the Company issued 10,090 shares of Series A-1 Preferred Stock with a face value of $1,000 per share at issuance. The shares were issued pro-rata to the stockholders of DME Inc. in the form of a distribution and no consideration was provided in exchange for such instruments. The shares provide for a 9% annual dividend, which is payable quarterly. The shares are mandatorily redeemable by the Company at their face value of $1,000 per share on the earlier of certain redemption events or December 29, 2027. The redemption events include a bankruptcy, change in control or sale of the durable medical equipment business. The shares are redeemable at any time at the option of Company at a redemption price equal to face value. The shares rank senior and have preference to the common shares of HC LLC. The shares are non-voting, do not participate in the earnings of HC LLC and contain standard protective rights.

As the shares of Series A-1 Preferred Stock are mandatorily redeemable at a specified date, the security has been classified as a liability in the consolidated balance sheet. The dividends on the shares are included in interest expense in the consolidated statement of operations.

The fair value of each share of Series A-1 Preferred Stock on the issuance date was determined to be $801 per share. The difference between the fair value and the redemption value of $1,000 per share as well as debt issuance costs of $0.2 million is accounted for as a debt discount and accretion of the discount will be charged to interest expense over the 7-year period to redemption using the effective interest method.

Series A-2 Preferred Stock classified as a liability

In connection with the Financing Transactions, the Company issued 34,010 shares of Series A-2 Preferred Stock with a face value of $1,000 per share at issuance. The shares were issued to Forest in exchange for cash equal to the face value of such shares. The shares provide for a 9% annual dividend, which is payable quarterly. The shares are mandatorily redeemable by the Company at their face value of $1,000 per share on December 29, 2027, or at a liquidation preference of a 0-3% premium decreasing over time based upon the occurrence of certain redemption events prior to December 29, 2027. The redemption events include a bankruptcy, change in control or sale of the Company. The shares are redeemable at any time at the option of Company at a redemption price at face value plus the 0-3% premium then in place. The shares rank senior and have preference to the common shares of HC LLC. The shares are non-voting and contain standard protective rights. In addition, upon a sale of the Company, the holders of Series A-2 Preferred Stock are entitled to the greater of their liquidation preference or 33% of proceeds arising from such sale.

Great Elm Healthcare, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

September 30, 2022 and 2021

As the shares of Series A-2 Preferred Stock are mandatorily redeemable at a specified date, the security has been classified as a liability in the consolidated balance sheet. The dividends on the shares are included in interest expense in the consolidated statement of operations.

We have identified the feature allowing holders of the Series A-2 Preferred Stock to participate in up to 33% of proceeds arising from a sale of the Company as an embedded derivative. We have bifurcated this embedded derivative from the mandatorily redeemable preferred stock host and have recorded the derivative liability at fair value. The fair value of the derivative liability on the issuance date was $6.5 million, and will be marked to fair value at each reporting date going forward. The fair value of each share of Series A-2 Preferred Stock on the issuance date was determined to be $810 per share. The difference between the fair value and the redemption value of $1,000 per share as well as debt issuance costs of $1.1 million is accounted for as a debt discount and accretion of the discount will be charged to interest expense over the 7-year period to redemption using the effective interest method.

See Note 7 – Fair Value Measurements for additional discussion related to the fair value of the derivative liability.

NOTE 15 - Commitments and Contingencies

From time to time, the Company is involved in lawsuits, claims, investigations and proceedings that arise in the ordinary course of business. The Company maintains insurance to mitigate losses related to certain risks. The Company is not a named party in any other pending or threatened litigation that we expect to have a material adverse impact on our business, results of operations, financial condition or cash flows.

NOTE 16 - Subsequent Events

The Company evaluated its consolidated financial statements for subsequent events through November 14, 2022, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements.

SCHEDULE C

Quipt Home Medical Corp.

Unaudited pro forma condensed consolidated statement of financial position as at September 30, 2022
(Expressed in thousands of US Dollars)

	Quipt Home	Great Elm
	Medical Corp.	Healthcare, LLC	Note	Adjustments	Total
	$	$		$	$
Assets
Current assets
Cash	8,516	727	4	(73,216)
			5(b)	(653)
			5(c)	72,500
			5(d)	(1,000)	6,874
Accounts receivable, net	16,383	5,854			22,237
Inventory	15,585	1,017			16,602
Prepaid and other current assets	1,052	536			1,588
Total current assets	41,536	8,134		(2,369)	47,301
Non-current assets
Property, equipment, and right of use assets, net	33,497	11,459	5(a)	(654)	44,302
Goodwill and intangible assets, net	57,095	58,096	4	73,792
			5(g)	(58,096)	130,887
Other assets	86	164			250
Total assets	132,214	77,853		12,673	222,740

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17,292	9,162	5(b)	(656)
			5(e)	(2,079)	23,719
Current portion of equipment loans	5,473	3,909			9,382
Current portion of lease liabilities	3,304	1,316			4,620
Current portion of senior credit facility	6,857	-			6,857
Deferred revenue	3,036	1,250			4,286
Related party payables	-	160			160
Government grant	-	-			-
Purchase price payable	5,778	-			5,778
Total current liabilities	41,740	15,797		(2,735)	54,802

Non-current liabilities
Debentures	-	-			-
Equipment loans	234	-			234
Lease liabilities	7,195	1,882			9,077
Senior credit facility	3,378	-	5(c)	72,500	75,878
SBA loan	120	-			120
Redeemable preferred stock	-	31,153	5(h)	(31,153)	-
Embedded derivative	-	918	5(h)	(918)	-
Total liabilities	52,667	49,750		37,694	140,111

Shareholders’ Equity
Capital stock	214,254	29,005	4	2,000
			4	(29,005)	216,254
Share-based payment reserve	26,317				26,317
Accumulated deficit	(161,024)	(902)	5(i)	902
			5(b)	3
			5(d)	(1,000)
			5(e)	2,079	(159,942)
Total shareholders’ equity	79,547	28,103		(25,021)	82,629

Total liabilities and shareholders’ equity	132,214	77,853		12,673	222,740

See accompanying notes to the unaudited pro forma financial statement

Quipt Home Medical Corp.

Unaudited pro forma condensed consolidated statement of income (loss) and comprehensive income (loss)
For the year ended September 30, 2022

(Expressed in thousands of US Dollars)

	Quipt Home	Great Elm
	Medical Corp.	Healthcare, LLC	Note	Adjustments	Total
	$	$		$	$
Revenue
Rentals of medical equipment and service revenue	69,170	37,475			106,645
Sales of medical equipment and supplies	70,692	21,950			92,642
Total revenues	139,862	59,425			199,287

Cost of medical equipment sales and rentals	33,213	16,161			49,374
Operating expenses	65,203	31,043			96,246
Bad debt expense	12,225	-			12,225
Depreciation and amortization	23,040	8,242	5(a)	88	31,370
Stock-based compensation	5,493	-			5,493
Acquisition-related costs	797	-	5(d)	1,000	1,797
Loss (gain) on sale of property and equipment	45	-			45
Other expense (income)	(4,885)	(4,311)			(9,196)
Operating income (loss)	4,731	8,290		(1,088)	11,933

Interest expense	2,079	4,985	5(c)	4,925	11,989
Loss on extinguishment of debt	281	-			281
Loss on settlement of shares to be issued	442	-			442
Loss on redemption of redeemable preferred stock	-	959			959
Loss on foreign currency transactions	144	-			144
Change in fair value	(1,150)	-	5(b)	(3)	(1,153)
	1,796	5,944		4,922	12,662

Income (loss) from operations before income taxes	2,935	2,346		(6,010)	(729)
Provision for (recovery of) income taxes	(1,904)	-	5(e)	(1,557)	(3,461)

Income (loss) from operations	4,839	2,346		(4,453)	2,732
Loss from discontinued operations	-	(1,910)	5(e)	522
			5(f)	(106)	(1,494)
Net income (loss) and comprehensive income (loss)	4,839	436		(4,037)	1,238

Basic earnings per share	$0.14				$0.04
Diluted earnings per share	$0.13				$0.03

Weighted average number of common shares outstanding:
Basic	33,647		5(j)	432	34,079
Diluted	36,302		5(j)	432	36,734

Quipt Home Medical Corp.
Notes to the unaudited pro forma condensed consolidated financial statements
For the year ended September 30, 2022
(Expressed in thousands of US Dollars)

1.	The transaction

On January 3, 2023 (the “Acquisition Date”), Quipt Home Medical Corp. (“Quipt” or the “Company”) acquired 100% of the equity interests of Great Elm Healthcare LLC (“GEH” or the “Target”), a company specializing in the distribution of respiratory care equipment, including primarily positive air pressure equipment and supplies, ventilators and oxygen equipment and operate in Arizona, Nebraska, Kansas, Missouri, Oregon, Washington and Alaska. Wholly owned subsidiaries include Advanced Medical DME, LLC; Alliance Home Care & Mobile Diagnostics, LLC; Focus Respiratory, LLC; Heartland Health Therapy, LLC; Northwest Medical, LLC; PM Sleep Lab, LLC; Rejuvenight, LLC; RTA Homecare, LLC and United Respiratory Services, LLC.

The acquisition was made pursuant to the terms of a membership interest purchase agreement dated January 3, 2023 (the “Acquisition”). The Acquisition is being accounted for by the acquisition method of accounting for business combinations.

The Company acquired GEH for an initial purchase price of $80,000 less: (i) outstanding debt at the closing date, (ii) estimated transaction costs of the sellers, and (iii) any working capital shortfall at the closing date; plus, any working capital surplus at the closing date. The final consideration was payable in cash, with the exception of $2,000 paid in common shares of the Company at a per share price equal to the 20-day volume-weighted average price.

The acquisition was financed through funds borrowed under the Company’s existing $110,000 senior credit facility. $8,500 was borrowed through the Company’s revolving credit facility, bearing interest at 6.5% per annum and $64,000 was borrowed pursuant to a new term loan (implemented and drawn concurrent with the closing of the Acquisition) bearing interest at 6.8% per annum. See notes 4 and 5(c).

2.	Basis of presentation

The unaudited pro forma condensed consolidated statement of financial position of Quipt Home Medical Corp. as at September 30, 2022 and the pro forma condensed consolidated statement of income (loss) and comprehensive income (loss) for the year ended September 30, 2022 (collectively, the “Pro Forma Financial Statements”), have been prepared by management based on historical financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as if the transaction occurred on October 1, 2021 for condensed consolidated statement of income (loss) and comprehensive income (loss) and as if the transaction occurred on September 30, 2022 for condensed consolidated statement of financial position, for informational purposes only, after giving effect to the proposed transaction between the Company and Great Elm Healthcare, LLC on the basis of the assumptions and adjustments described in notes 2, 3, 4 and 5.

During the year ended September 30, 2022, GEH began closing Sleep Labs, a business unit that provides sleep diagnostic services in the Midwest and Arizona regions. The historical results attributable to the Sleep Labs business have been reclassified and reported these unaudited Pro Forma Financial Statements as discontinued operations.

The unaudited Pro Forma Financial Statements have been derived from:

a.	the audited IFRS consolidated financial statements of the Company for the year ended September 30, 2022;

b.	the audited US GAAP consolidated financial statements of GEH for the year ended June 30, 2022; and

c.	the unaudited US GAAP consolidated financial statements of GEH for the three months ended September 30, 2022, and 2021.

It is management’s opinion that the unaudited Pro Forma Financial Statements, include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies, except as otherwise noted. The unaudited Pro Forma Financial Statements are not necessarily indicative of the financial position that would have resulted if the combination had actually occurred on September 30, 2022.

The unaudited Pro Forma Financial Statements should be read in conjunction with the historical financial statements and notes thereto of the Company and GEH, included elsewhere in this business acquisition report. Unless otherwise noted, the unaudited pro forma consolidated statements of financial position and its accompanying notes are presented in thousands of US Dollars.

3.	Significant accounting policies

The unaudited Pro Forma Financial Statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of the Company for the year ended September 30, 2022. To conform the accounting policies used by GEH to the Company, management has determined that certain pro forma adjustments are necessary. See note 5.

4.	Purchase price allocation

The acquisition is considered to be a business combination under IFRS 3 with the Company as the acquirer and GEH as the acquiree. The unaudited Pro Forma Financial Statements have been prepared using the acquisition method of accounting in accordance with IFRS 3. Accordingly, the purchase price calculations and purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date. In certain instances, adequate information is not available at the time of the preparation of these unaudited Pro Forma Financial Statements to perform a final estimate of fair value. For purposes of these unaudited Pro Forma Financial Statements, management has preliminarily assumed that the carrying values of the acquired tangible assets and liabilities of GEH approximate their respective fair values.

The Company will finalize all amounts as it obtains the information necessary to complete the measurement process, which, pursuant to IFRS 3, will be no later than one year from the Acquisition Date. As of the date of this presentation of the unaudited Pro Forma Financial Statements, the Company is in the process of estimating the fair value of the acquired intangible assets. Any amount of the purchase price in excess of the identifiable assets and liabilities acquired shall be allocated to goodwill.

Certain pro forma adjustments contained herein are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited Pro Forma Financial Statements of the Company and the Company’s future performance and financial position.

For purposes of these unaudited Pro Forma Financial Statements, the purchase price was calculated as follows:

	Note
Initial purchase price		$80,000
Less: outstanding debt as at September 30, 2022	(a)	(3,357)
Less: working capital shortfall	(b)	(1,427)
		$75,216

(a)	Equal to the undiscounted future cash obligations of any borrowings or leases, with the exception of real estate leases as at September 30, 2022, comprising of:

Borrowings	$2,993
Leases	364

$3,357
(b)	Equal to certain current assets less current liabilities as at September 30, 2022, comprising of:

Accounts receivable, net	$5,854
Inventory	1,017
Prepaid and other current assets	536
Accounts payable and accrued liabilities	(8,834)
$(1,427)
The preliminary purchase price allocation to the following identifiable assets and liabilities is based on their estimated fair values:
Consideration transferred:
Cash	$73,216
Capital stock	2,000
$75,216
Net assets acquired:
Cash	$727
Accounts receivable, net	5,854
Inventory	1,017
Prepaid and other current assets	536
Property, equipment, and right of use assets, net	10,805
Other assets	164
Accounts payable and accrued liabilities	(9,162)
Deferred revenue	(1,250)
Related party payables	(160)
Equipment loans	(3,909)
Lease liabilities	(3,198)
Goodwill and intangible assets	73,792
$75,216

5.	Pro forma assumptions and adjustments

The unaudited pro forma condensed consolidated statement of financial position and the unaudited condensed consolidated statement of income (loss) and comprehensive income (loss) reflect the following assumptions and adjustments:

US GAAP to IFRS adjustments

a.	To adjust accumulated amortization and amortization expense to recognize straight line amortization of right-of-use assets, resulting in an increase in opening accumulated amortization of $566 and a decrease in amortization expense of $88.

Other pro forma adjustments

b.	To reflect the payment of contingent consideration by GEH for a prior acquisition in the amount of $653, of which $656 had been previously accrued.

c.	To finance the acquisition, the Company incurred incremental borrowings of i) $64,000 under a new term loan bearing interest at 6.8% per annum; and ii) $8,500 on its revolving credit facility, bearing interest at 6.5% per annum. The Company recognized incremental interest expense of $4,925 with respect to these borrowings.

d.	To recognize the Company’s transaction-related expenses of $1,000.

e.	The Company expects to have a pro forma statutory income tax rate of 25.9%, which has been applied to GEH.

f.	To reflect severance payments related to the Sleep Labs business of $106.

g.	To eliminate GEH’s historical goodwill and intangible assets of $58,096.

h.	To eliminate GEH’s historical preferred stock, including an embedded derivative liability of $31,153 and $918, respectively.

i.	To eliminate GEH’s historical accumulated deficit of $902.

j.	Pursuant to the Acquisition, 432 of the Company’s common shares were issued as consideration.